FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K with respect to our quarterly results for the three-month and nine-month period ended September 30, 2018 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: Registration Statements on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191) and Registration Statement on Form F-4 (No. 333-126531).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K

29 October 2018
HSBC HOLDINGS PLC

3Q18 EARNINGS RELEASE – HIGHLIGHTS
Financial performance

•
Reported profit before tax for 9M18 of $16.6bn was 12% higher than for 9M17, reflecting revenue growth in all of our global businesses, partly offset by higher operating expenses. Adjusted profit before tax of $18.3bn was 4% higher than for 9M17, excluding the effects of foreign currency translation differences and movements in significant items.

•
Reported revenue for 9M18 of $41.1bn was 5% higher, notably driven by a rise in deposit revenue across our global businesses, primarily in Asia, as we benefited from wider margins and grew our balances. These increases were partly offset by lower revenue in Corporate Centre. Adjusted revenue of $41.4bn was 4% higher, excluding the effects of foreign currency translation differences and movements in significant items.

•
Reported operating expenses for 9M18 of $25.5bn were 2% higher, primarily reflecting investments to grow the business and enhance our digital capabilities, and the effects of foreign currency translation differences, partly offset by a favourable movement in significant items. Adjusted operating expenses of $24.1bn were 6% higher, excluding the effects of foreign currency translation differences and movements in significant items.

•	Adjusted jaws for 9M18 was negative 1.6%.

•
Reported profit before tax for 3Q18 of $5.9bn was 28% higher than for 3Q17, reflecting strong revenue growth and lower operating expenses. Adjusted profit before tax of $6.2bn was 16% higher, excluding the effects of foreign currency translation differences and movements in significant items.

•	Reported loans and advances to customers increased by $8.0bn during 3Q18. Excluding foreign currency translation differences, loans and advances grew by $14bn or 1% from 2Q18.

•	Capital base remained strong with a common equity tier 1 (‘CET1’) ratio of 14.3% and a CRD IV leverage ratio of 5.4%.
John Flint, Group Chief Executive, said:
“These are encouraging results that demonstrate the revenue potential of HSBC. We are doing what we said we would – delivering growth from areas of strength, and investing in the business while keeping a strong grip on costs. We remain committed to growing profits, generating value for shareholders and improving the service we offer our customers around the world.”

Financial highlights and key ratios
	9 months ended 30 Sep			Quarter ended 30 Sep
	2018	2017	Change	2018	2017	Change
	$m	$m	%	$m	$m	%
Reported profit before tax	16,634	14,863	12	5,922	4,620	28
Adjusted profit before tax	18,332	17,698	4	6,193	5,332	16
	%	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	9.0	8.2	9.8	9.6	7.1	35.2
Return on average tangible equity (annualised)	10.1	9.3	8.6	10.9	8.2	32.9
Adjusted jaws	(1.6)
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted figures are foreign currency translation and significant items, which include litigation and regulatory items, offset by the non-recurrence of costs to achieve in 9M18.

Capital and balance sheet
		At
		30 Sep	30 Jun	31 Dec
		2018	2018	2017
	Footnotes	%	%	%
Common equity tier 1 ratio	1	14.3	14.2	14.5
Leverage ratio	1	5.4	5.4	5.6
		$m	$m	$m
Loans and advances to customers		981,460	973,443	962,964
Customer accounts		1,345,375	1,356,307	1,364,462
Risk-weighted assets	1	862,652	865,467	871,337

1	Calculated using the EU’s regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation. Figures at 31 December 2017 are reported under IAS 39.

HSBC Holdings plc Earnings Release 3Q18	1

Earnings Release – 3Q18

Contents
	Page		Page
Highlights	1	Capital	26
Group Chief Executive’s review	3	Leverage	27
Adoption of IFRS 9 ‘Financial Instruments’	4	Risk-weighted assets	28
Adoption of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’	4	Summary information – global businesses	31
Adjusted performance	4	Summary information – geographical regions	34
Financial performance commentary	6	Appendix – selected information	37
Cautionary statement regarding forward-looking statements	17	– Reconciliation of reported and adjusted results – global businesses	39
Summary consolidated income statement	18	– Reconciliation of reported and adjusted risk-weighted assets	42
Summary consolidated balance sheet	19	– Reconciliation of reported and adjusted results – geographical regions	43
Credit risk	20	Terms and abbreviations	48

HSBC Holdings plc – Earnings Release
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.
Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from approximately 3,800 offices in 66 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,603bn at 30 September 2018, HSBC is one of the world’s largest banking and financial services organisations.

2	HSBC Holdings plc Earnings Release 3Q18

Review by John Flint, Group Chief Executive
Our June 2018 Strategy Update outlined how we intend to bring HSBC back to growth and create value for shareholders. We are starting to see progress. We grew both reported and adjusted profits significantly compared with 3Q17, thanks largely to strong revenue growth in our three main global businesses.
Retail Banking and Wealth Management and Commercial Banking built on the momentum generated in the first half of the year, with both using the benefits of past investment to grow lending and deposit balances. Adjusted revenue growth in Retail Banking and Wealth Management came primarily from current accounts, savings and deposits, particularly in Hong Kong. In Commercial Banking, all of our transaction banking businesses generated higher adjusted revenue, including a sixth consecutive quarter of double-digit year-on-year adjusted revenue growth in Global Liquidity and Cash Management.
Global Banking and Markets had a very good quarter on the back of our strength in transaction banking and Foreign Exchange. Our differentiated Global Banking and Markets business model continues to deliver for our clients, leverage our strengths and generate stable, balanced revenue returns for the Group.
The strong revenue environment continues to enable us to invest in growth and in the simplification of the organisation to make it easier for our customers to bank with us and for colleagues to do their jobs.

HSBC Holdings plc Earnings Release 3Q18	3

Earnings Release – 3Q18

Adoption of IFRS 9 ‘Financial Instruments’
HSBC adopted the requirements of IFRS 9 on 1 January 2018, with the exception of the provisions relating to the presentation of gains and losses on financial liabilities designated at fair value, which were adopted from 1 January 2017. The adoption of IFRS 9 reduced our net assets at 1 January 2018 by $1.6bn.
Under IFRS 9, the recognition and measurement of expected credit losses differs from the approach under IAS 39. The change in expected credit losses relating to financial assets under IFRS 9 is recorded in the income statement as the ‘change in expected credit losses and other credit impairment charges’ (‘ECL’). As prior periods have not been restated, changes in impairment of financial assets in the comparative periods remain in accordance with IAS 39 and are recorded in the income statement as ‘loan impairment charges and other credit risk provisions’ (‘LICs’) and are therefore not necessarily comparable to ECL recorded for the current period.
Further explanation of the impact of the implementation of IFRS 9 is provided in Note 1 on the Financial Statements on page 82 of the Interim Report 2018.

Adoption of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’
From 1 July 2018, Argentina was deemed a hyperinflationary economy for accounting purposes.
The results of HSBC’s operations with a functional currency of the Argentine peso have been prepared in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ as if the economy had always been hyperinflationary. The results of those operations for the nine-month period ended 30 September 2018 are stated in terms of current purchasing power using the Indice de Precios al Consumidor at 30 September 2018 with the corresponding adjustment presented in 3Q18. In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, the results have been translated and presented in US dollars at the prevailing rate of exchange on 30 September 2018, and the Group’s comparative information presented in US dollars with respect to the three-month and nine-month periods ended 30 September 2017 have not been restated.
The impact of applying IAS 29 and the hyperinflation provisions of IAS 21 in the current period was a decrease in the Group’s profit before tax of $145m, comprising a decrease in revenue of $304m, a decrease in ECL of $20m, and a decrease in operating expenses of $139m.

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 9M18 and 3Q18 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•
the income statement for 9M17 at the average rates of exchange for 9M18;
•
the income statement for quarterly periods at the average rates of exchange for 3Q18; and
•
the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2018.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.
The tables on pages 37 to 47 detail the effects of significant items on each of our global business segments and geographical regions during 9M18, 3Q18 and the respective comparatives in 2017, as well as 2Q18.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Management Board (‘GMB’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GMB review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.
A reconciliation of the Group’s adjusted results to the Group’s reported results is presented on page 5. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 37 to 41 for information purposes.

4	HSBC Holdings plc Earnings Release 3Q18

Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

Reconciliation of reported and adjusted results
		Nine months ended		Quarter ended
		30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
		2018	2017	2018	2018	2017
	Footnotes	$m	$m	$m	$m	$m
Revenue
Reported		41,085	39,144	13,798	13,577	12,978
Currency translation			586		(360)	(314)
Significant items		291	(52)	43	111	54
– customer redress programmes		(46)	3	—	(46)	3
– disposals, acquisitions and investment in new businesses		142	(353)	—	30	5
– fair value movement on financial instruments	1	195	290	43	124	45
– currency translation of significant items			8		3	1
Adjusted		41,376	39,678	13,841	13,328	12,718
ECL/LICs
Reported		(914)	(1,111)	(507)	(237)	(448)
Currency translation			25		22	19
Adjusted		(914)	(1,086)	(507)	(215)	(429)
Operating expenses
Reported		(25,515)	(24,989)	(7,966)	(8,166)	(8,546)
Currency translation			(489)		228	201
Significant items		1,407	2,700	228	39	762
– cost of structural reform	2	300	289	89	85	109
– costs to achieve		—	2,347	—	—	677
– customer redress programmes		162	383	62	7	84
– disposals, acquisitions and investment in new businesses		54	14	51	1	4
– restructuring and other related costs		51	—	27	4	—
– settlements and provisions in connection with legal and regulatory matters		840	(426)	(1)	(56)	(104)
– currency translation of significant items			93		(2)	(8)
Adjusted		(24,108)	(22,778)	(7,738)	(7,899)	(7,583)
Share of profit in associates and joint ventures
Reported		1,978	1,819	597	783	636
Currency translation			65		(38)	(10)
Adjusted		1,978	1,884	597	745	626
Profit before tax
Reported		16,634	14,863	5,922	5,957	4,620
Currency translation			187		(148)	(104)
Significant items		1,698	2,648	271	150	816
– revenue		291	(52)	43	111	54
– operating expenses		1,407	2,700	228	39	762
Adjusted		18,332	17,698	6,193	5,959	5,332
Loans and advances to customers (net)
Reported		981,460	945,168	981,460	973,443	945,168
Currency translation			(20,174)		(6,358)	(20,174)
Adjusted		981,460	924,994	981,460	967,085	924,994
Customer accounts
Reported		1,345,375	1,337,121	1,345,375	1,356,307	1,337,121
Currency translation			(24,114)		(7,402)	(24,114)
Adjusted		1,345,375	1,313,007	1,345,375	1,348,905	1,313,007

1	Includes fair value movements on non-qualifying hedges and debit value adjustments (‘DVA’) on derivative contracts.

2
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

HSBC Holdings plc Earnings Release 3Q18	5

Earnings Release – 3Q18

Financial performance commentary

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2018	2017	2018	2018	2017
	$m	$m	$m	$m	$m
Adjusted profit before tax
Retail Banking and Wealth Management	5,726	5,077	2,096	1,716	1,681
Commercial Banking	5,999	5,183	1,888	1,962	1,619
Global Banking and Markets	5,379	5,043	1,811	1,804	1,500
Global Private Banking	285	200	95	76	55
Corporate Centre	943	2,195	303	401	477
Total	18,332	17,698	6,193	5,959	5,332

Distribution of results by geographical region
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2018	2017	2018	2018	2017
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
Europe	744	522	634	128	(50)
Asia	13,839	11,659	4,459	4,612	4,029
Middle East and North Africa	1,158	1,168	322	399	364
North America	509	1,080	467	638	127
Latin America	384	434	40	180	150
Total	16,634	14,863	5,922	5,957	4,620
Adjusted profit before tax
Europe	1,372	2,638	908	191	536
Asia	13,810	12,176	4,450	4,523	3,953
Middle East and North Africa	1,157	1,177	323	398	361
North America	1,576	1,297	472	664	353
Latin America	417	410	40	183	129
Total	18,332	17,698	6,193	5,959	5,332
Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 37 to 47 reconcile reported to adjusted results for each of our global business segments and geographical regions.
Group
3Q18 compared with 3Q17 – reported results

Movement in reported profit before tax compared with 3Q17
	Quarter ended
	30 Sep	30 Sep	Variance
	2018	2017	3Q18 vs. 3Q17
	$m	$m	$m	%
Revenue	13,798	12,978	820	6
ECL/LICs	(507)	(448)	(59)	(13)
Operating expenses	(7,966)	(8,546)	580	7
Share of profit from associates and JVs	597	636	(39)	(6)
Profit before tax	5,922	4,620	1,302	28
Reported profit before tax
Reported profit before tax of $5.9bn in 3Q18 was $1.3bn or 28% higher than in 3Q17. The increase included net favourable movements in significant items of $0.5bn, which were partly offset by an adverse impact of foreign currency translation differences of $0.1bn.
Excluding the effects of significant items and foreign currency translation differences, profit before tax rose by $0.9bn or 16% as revenue growth of $1.1bn was partly offset by a $0.2bn increase in operating expenses.
Reported revenue
Reported revenue of $13.8bn in 3Q18 was $0.8bn or 6% higher than in 3Q17, reflecting growth in our RBWM, CMB and GB&M global businesses, partly offset by a reduction in Corporate Centre.
Foreign currency translation differences reduced revenue growth by $0.3bn, while movements in significant items between the periods were minimal. Excluding foreign currency translation differences and significant items, revenue increased by $1.1bn or 9%.

6	HSBC Holdings plc Earnings Release 3Q18

Reported ECL/LICs
The reported change in expected credit losses and other credit impairment charges (‘ECL’) was $0.5bn in 3Q18. This mainly related to charges in RBWM ($0.3bn) and CMB ($0.2bn). There were minimal net releases of ECL in GB&M, Corporate Centre and GPB.
In 3Q17, reported loan impairment charges and other credit risk provisions (‘LICs’) of $0.4bn were mainly related to RBWM ($0.2bn) and CMB ($0.2bn), partly offset by net releases in Corporate Centre. The effect of foreign currency translation differences between the periods was minimal.
Reported operating expenses
Reported operating expenses of $8.0bn were $0.6bn or 7% lower than in 3Q17 and included a favourable movement in significant items of $0.5bn and favourable currency translation differences of $0.2bn.
The favourable movement in significant items included the non-recurrence of costs to achieve, which were $0.7bn in 3Q17. This was partly offset by a lower net release related to settlements and provisions in connection with legal and regulatory matters (down $0.1bn).
Excluding significant items and foreign currency translation differences, operating expenses increased by $0.2bn or 2%.
Reported share of profit from associates and JVs
Reported income from associates of $0.6bn decreased by $39m or 6%. Excluding unfavourable foreign currency translation differences of $10m, income from associates decreased by $29m.
Third interim dividend for 2018
On 2 October 2018, the Board announced a third interim dividend for 2018 of $0.10 per ordinary share.
Group
3Q18 compared with 3Q17 – adjusted results

Movement in adjusted profit before tax compared with 3Q17
	Quarter ended
	30 Sep	30 Sep	Variance
	2018	2017	3Q18 vs. 3Q17
	$m	$m	$m	%
Revenue	13,841	12,718	1,123	9
ECL/LICs	(507)	(429)	(78)	(18)
Operating expenses	(7,738)	(7,583)	(155)	(2)
Share of profit from associates and JVs	597	626	(29)	(5)
Profit before tax	6,193	5,332	861	16
Adjusted profit before tax
On an adjusted basis, profit before tax of $6.2bn was $0.9bn or 16% higher than in 3Q17. This reflected revenue growth, which was partly offset by a rise in operating expenses. In addition, ECL in 3Q18 were $0.5bn compared with LICs of $0.4bn in 3Q17.
From 1 July 2018, Argentina was deemed a hyperinflationary economy for accounting purposes. The impact of applying IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ from 1 July 2018 and presenting in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ resulted in a $0.1bn decrease in profit before tax.
Adjusted revenue
Adjusted revenue of $13.8bn was $1.1bn or 9% higher than in 3Q17, driven by RBWM, CMB and GB&M, although revenue fell in Corporate Centre and was broadly unchanged in GPB.

•
In RBWM, revenue increased by $0.7bn or 14%, driven by growth in Retail Banking, which benefited from wider margins and balance growth in current accounts, savings and deposits. However, personal lending revenue fell mainly due to mortgage spread compression, notably in Hong Kong and the UK. In Wealth Management, revenue was broadly unchanged as the increase in insurance manufacturing revenue was mostly offset by a decrease in investment distribution revenue, notably in Hong Kong.

•
In CMB, revenue increased by $0.5bn or 15%, primarily in Global Liquidity and Cash Management (‘GLCM’) as we benefited from wider deposit margins, notably in Hong Kong, as well as growth in average balances across most regions. In addition, revenue increased in Credit and Lending (‘C&L’), reflecting balance sheet growth across all regions. In Global Trade and Receivables Finance (‘GTRF’), revenue increased from growth in Asia and Europe.

•
In GB&M, revenue increased by $0.4bn or 10%. Strong growth in GLCM and Securities Services reflected interest rate rises and deposit balance growth, primarily in Hong Kong. Despite lower primary corporate issuances and reduced secondary client activity, revenue in Global Banking was broadly unchanged, while Global Markets revenue increased by 5%. In Global Banking, growth in lending balances was offset by lower event-driven business and narrower lending spreads. In Global Markets, revenue rose in Foreign Exchange, as we capitalised on higher volatility in emerging markets and increased client flow, and revenue in Credit increased from higher client activity. Revenue fell in Rates and Equities, reflecting reduced client flow and spread compression.

•
In GPB, revenue was broadly unchanged. Higher deposit revenue resulting from interest rate rises and growth in annuity fees from strong mandate flows were offset by the effects of our client repositioning actions, primarily in the US, and lower brokerage and trading revenues, mainly in Hong Kong due to a weaker market sentiment.

•
In Corporate Centre, we recorded negative adjusted revenue of $0.3bn in 3Q18 compared with adjusted revenue of $0.2bn in 3Q17. This reduction included the adverse effects of hyperinflation accounting in Argentina of $0.3bn and adverse fair value movements in 3Q18, compared with favourable fair value movements in 3Q17, relating to the hedging of our long-term debt (down $0.1bn). These factors were partly offset by higher revenue from our legacy credit portfolio (up $45m), reflecting gains from asset sales in 3Q18.

HSBC Holdings plc Earnings Release 3Q18	7

Earnings Release – 3Q18

Adjusted ECL/LICs
Adjusted ECL of $0.5bn in 3Q18 mainly related to charges in RBWM ($0.3bn) and CMB ($0.2bn). In RBWM, the charges were mainly in Mexico and the UK against unsecured lending balances, and to a lesser extent in Hong Kong, also against unsecured lending. In CMB, ECL were mainly against a small number of customers in Asia and in MENA, as well as charges reflecting the challenging economic conditions in Turkey.
The Group applied a charge in the period reflecting concerns over possible impacts of escalating tariffs and other trade restrictions, primarily in Hong Kong, across RBWM, CMB and GB&M.
In 3Q17, adjusted LICs of $0.4bn related to charges in RBWM ($0.2bn), mainly in Mexico, reflecting growth in unsecured lending together with an associated rise in delinquency.
Adjusted operating expenses
Adjusted operating expenses of $7.7bn were $0.2bn or 2% higher than in 3Q17. This reflected investments in business growth programmes mainly in RBWM and GB&M, and continued investment in digital across all global businesses. The effects of hyperinflation accounting in Argentina resulted in a $0.1bn decrease in adjusted operating expenses.
Adjusted share of profit from associates and JVs
Adjusted income from associates of $0.6bn decreased by $29m or 5%.
Group
9M18 compared with 9M17 – reported results

Movement in reported profit before tax compared with 9M17
	Nine months ended
	30 Sep	30 Sep	Variance
	2018	2017	9M18 vs. 9M17
	$m	$m	$m	%
Revenue	41,085	39,144	1,941	5
ECL/LICs	(914)	(1,111)	197	18
Operating expenses	(25,515)	(24,989)	(526)	(2)
Share of profit from associates and JVs	1,978	1,819	159	9
Profit before tax	16,634	14,863	1,771	12
Reported profit before tax
Reported profit before tax of $16.6bn in 9M18 was $1.8bn or 12% higher than in 9M17. The increase included a net favourable movement in significant items of $1.0bn and favourable foreign currency translation differences of $0.2bn. Excluding these items, profit before tax increased by $0.6bn to $18.3bn.
Reported revenue
Reported revenue of $41.1bn in 9M18 was $1.9bn or 5% higher than in 9M17, which primarily reflected revenue growth in all global businesses, although revenue fell in Corporate Centre.
The increase in reported revenue included favourable foreign currency translation differences of $0.6bn, partly offset by a net adverse movement in significant items of $0.3bn.
Significant items included a net loss on disposals, acquisitions and investment in new businesses of $0.1bn in 9M18, mainly relating to the early redemption of subordinated debt in the US. This compared with a net gain of $0.4bn in 9M17, largely related to the disposal of our membership interest in Visa Inc.
This was partly offset by lower adverse fair value movements on financial instruments (up $0.1bn).
Excluding significant items and currency translation differences, revenue increased by $1.7bn or 4%.
Reported ECL/LICs
ECL were $0.9bn in 9M18. These mainly related to charges of $0.8bn in RBWM and $0.3bn in CMB, partly offset by net releases of ECL in GB&M and Corporate Centre.
LICs in 9M17 were $1.1bn and were mainly incurred in RBWM ($0.8bn) and CMB ($0.3bn). These charges were partly offset by a net release of $0.1bn in Corporate Centre.
The effect of foreign currency translation differences between the periods was minimal.
Reported operating expenses
Reported operating expenses of $25.5bn were $0.5bn or 2% higher than in 9M17. The increase included an adverse impact of foreign currency translation differences of $0.5bn and a favourable movement in significant items of $1.3bn, which included:

•	the non-recurrence of costs to achieve, which were $2.3bn in 9M17; and

•	customer redress programme costs of $0.2bn in 9M18, compared with $0.4bn in 9M17.
These were partly offset by:

•	settlements and provisions in connection with legal matters of $0.8bn in 9M18. This compared with a net release of $0.4bn in 9M17.
Excluding significant items and foreign currency translation differences, operating expenses increased by $1.3bn or 6%.
Reported share of profit from associates and JVs
Reported income from associates of $2.0bn was $0.2bn or 9% higher than in 9M17, primarily reflecting an increase in income from Bank of Communications Co., Limited (‘BoCom’).
Excluding favourable foreign currency translation differences of $0.1bn, income from associates increased by $0.1bn.

8	HSBC Holdings plc Earnings Release 3Q18

Tax expense
The effective tax rate for 9M18 of 22.3% was unchanged compared with 22.3% in 9M17. This reflected a decrease arising from a change in profit mix, modifications to the UK rules governing the utilisation of tax losses and a lower level of non-deductible customer redress expense, offset by the impact of higher non-deductible regulatory settlements and the effects of hyperinflation accounting with respect to Argentina.
Group
9M18 compared with 9M17 – adjusted results

Movement in adjusted profit before tax compared with 9M17
	Nine months ended
	30 Sep	30 Sep	Variance
	2018	2017	9M18 vs. 9M17
	$m	$m	$m	%
Revenue	41,376	39,678	1,698	4
ECL/LICs	(914)	(1,086)	172	16
Operating expenses	(24,108)	(22,778)	(1,330)	(6)
Share of profit from associates and JVs	1,978	1,884	94	5
Profit before tax	18,332	17,698	634	4
Adjusted profit before tax
On an adjusted basis, profit before tax of $18.3bn was $0.6bn or 4% higher, reflecting strong revenue growth from our global businesses. Operating expenses rose, reflecting the ongoing impact of a number of investments to grow the business. In addition, ECL in 9M18 were $0.9bn compared with LICs of $1.1bn in 9M17.
The impact of applying IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ from 1 July 2018 and presenting in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ resulted in a $0.1bn reduction in profit before tax.
The growth in adjusted operating expenses exceeded the growth in adjusted revenue, resulting in negative adjusted jaws of 1.6%. The Group remains on track to achieve positive adjusted jaws for the full year based on our current operating plans, while noting the sensitivity of the impact on adjusted jaws of any differences between actual and currently expected revenue and cost growth during the final quarter of the year.
Adjusted revenue
Adjusted revenue of $41.4bn increased by $1.7bn or 4% compared with 9M17, reflecting strong revenue growth in all our global businesses, partly offset by lower revenue in Corporate Centre.

•
In RBWM, revenue increased by $1.5bn or 10% with growth in both Retail Banking and Wealth Management. In Retail Banking, revenue increased in current accounts, savings and deposits, reflecting wider margins and balance growth, primarily in Hong Kong, the UK and Mexico. This was partly offset by lower personal lending revenue, reflecting mortgage spread compression, notably in Hong Kong, the US and the UK. In Wealth Management, higher investment distribution revenue, reflecting increased investor confidence, more than offset lower life insurance manufacturing revenue, which included a net adverse movement in market impacts.

•
In CMB, revenue increased by $1.3bn or 13%, notably in GLCM as we benefited from wider deposit margins, primarily in Hong Kong, and growth in average balances, notably in the UK. In addition, revenue increased in C&L, notably in the UK and Hong Kong, driven by higher average balances.

•
In GB&M, revenue was $0.4bn or 4% higher mainly due to strong growth in GLCM and Securities Services, reflecting interest rate rises and deposit balance growth, primarily in Asia. These increases were partly offset by lower revenue in Global Markets as revenue growth in Foreign Exchange was more than offset by reductions in Rates and Credit due to lower volatility and reduced client activity.

•
In GPB, revenue was $0.1bn or 4% higher, mainly in Hong Kong from higher deposit revenue as we benefited from wider margins and from higher investment revenue, reflecting strong mandate flows. This increase was partly offset by lower revenue resulting from client repositioning.

These increases were partly offset:

•
In Corporate Centre, negative adjusted revenue of $0.4bn in 9M18 compared with adjusted revenue of $1.1bn in 9M17. This reduction included the adverse effects of hyperinflation accounting in Argentina of $0.3bn, lower revenue in Central Treasury due to adverse fair value movements relating to the hedging of our long-term debt compared with favourable movements in 9M18, a reduction in Balance Sheet Management (‘BSM’) revenue and a loss arising from swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’. Revenue from our legacy portfolios also decreased, mainly driven by losses on portfolio disposals.

Adjusted ECL/LICs
Adjusted ECL of $0.9bn were mainly related to charges in RBWM ($0.8bn), notably in Mexico against our unsecured lending balances, and in the UK and Hong Kong, also against unsecured lending. The overall allowance for ECL remained broadly unchanged compared with 1 January 2018 as these new allowances broadly offset releases, mainly from write-offs.
In CMB, ECL of $0.3bn were mainly in Turkey, the UAE and Mexico across multiple sectors, and in Asia there were charges against a small number of customers. These charges were partly offset by a net release in GB&M ($0.1bn), mainly relating to a small number of clients in the US. There was also a net release of ECL in Corporate Centre ($0.1bn) related to our legacy credit portfolio.
The Group applied a charge in the period reflecting concerns over possible impacts of escalating tariffs and other trade restrictions, primarily in Hong Kong, across RBWM, CMB and GB&M.
In 9M17, adjusted LICs of $1.1bn mainly related to RBWM ($0.8bn). These included LICs in Mexico, reflecting our strategic growth in unsecured lending and an associated rise in delinquency, and in the UK against unsecured lending. In CMB, LICs of $0.3bn in 9M17 included charges in Hong Kong and MENA relating to a small number of customers across various sectors. These were partly offset by net releases in Canada and in the US.

HSBC Holdings plc Earnings Release 3Q18	9

Earnings Release – 3Q18

Adjusted operating expenses
Adjusted operating expenses of $24.1bn were $1.3bn or 6% higher. This primarily reflected an increase in investments to grow the business ($0.6bn), notably in RBWM and GB&M. We also increased investment in both our digital capabilities across all of our global businesses ($0.2bn), and in our productivity programmes ($0.3bn), mainly in Technology and Operations. In addition, performance-related pay was $0.2bn higher. The impact of our cost-saving efficiencies more than offset inflation.
We have maintained our momentum to grow the business, including:

•	in RBWM, we have continued strong growth in new credit card accounts, notably in the US, Asia and the UK. Issuance of HSBC sole-branded credit cards in the Pearl River Delta continued to grow;

•	in GB&M, we have made strategic hires in Global Markets and Global Banking, and continued to invest in the securities joint venture in mainland China; and

•	in CMB, we have made relationship manager hires, primarily in Hong Kong and mainland China.
The number of employees expressed in full-time equivalent staff (‘FTEs’) at 30 September 2018 was 233,731, an increase of 5,044 from 31 December 2017. This was primarily driven by investments in business growth programmes across RBWM, GB&M and CMB, supported by Technology.
The effect of hyperinflation accounting in Argentina resulted in a $0.1bn decrease in adjusted operating expenses.
Adjusted share of profit from associates and JVs
Adjusted share of income from associates of $2.0bn was $0.1bn or 5% higher than in 9M17, reflecting an increase in share of income from BoCom.
Retail Banking and Wealth Management
9M18 compared with 9M17 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2018	2017	9M18 vs. 9M17		2018	2018	2017
	Footnotes	$m	$m	$m	%	$m	$m	$m
Retail Banking		11,346	10,103	1,243	12	3,930	3,680	3,353
– current accounts, savings and deposits		6,216	4,637	1,579	34	2,326	1,995	1,568
– personal lending		5,130	5,466	(336)	(6)	1,604	1,685	1,785
mortgages		1,522	1,799	(277)	(15)	426	503	591
credit cards		2,162	2,231	(69)	(3)	711	710	720
other personal lending	2	1,446	1,436	10	1	467	472	474
Wealth Management		4,975	4,832	143	3	1,595	1,541	1,555
– investment distribution	3	2,711	2,510	201	8	804	850	882
– life insurance manufacturing		1,448	1,529	(81)	(5)	529	424	413
– asset management		816	793	23	3	262	267	260
Other	4	504	397	107	27	235	62	141
Net operating income	1	16,825	15,332	1,493	10	5,760	5,283	5,049
Adjusted RoRWA (%)	5	6.3	5.9			6.7	5.6	5.7
RoTE excluding significant items and UK bank levy (%)	11	22.8	22.5
For footnotes, see page 16.
Adjusted profit before tax of $5.7bn was $0.6bn or 13% higher, reflecting strong revenue growth in both Retail Banking and Wealth Management. This was partly offset by higher operating expenses (up $0.8bn), which included investments in digital capabilities and investments to grow the business.
Adjusted revenue of $16.8bn was $1.5bn or 10% higher.
In Retail Banking (up $1.2bn or 12%), the growth reflected:

•	higher revenue from current accounts, savings and deposits (up $1.6bn or 34%), due to wider spreads and balance growth in Hong Kong, the UK and Mexico.
This was partly offset by:

•	lower personal lending revenue (down $0.3bn or 6%), reflecting mortgage spread compression, notably in Hong Kong, the US and the UK, despite strong balance growth.
In Wealth Management (up $0.1bn or 3%), the growth reflected:

•
higher investment distribution revenue (up $0.2bn or 8%), mainly in Hong Kong, driven by increased investor confidence in the equity markets, higher mutual fund distribution and higher wealth insurance distribution; and

•
life insurance manufacturing new sales growth, albeit this was more than offset by net adverse market impacts of $0.4bn, which resulted in a net decrease in life insurance manufacturing revenue of $0.1bn or 5%.

In 9M18, the credit quality of our loan portfolio remained stable. Adjusted ECL of $0.8bn were mainly related to charges in Mexico and the UK, notably against unsecured lending as new allowances broadly offset write-offs.
In 9M17, adjusted LICs of $0.8bn were mainly related to targeted unsecured lending growth in Mexico and increased allowances against mortgage and card exposures in the UK.
Adjusted operating expenses of $10.3bn were $0.8bn or 9% higher, primarily reflecting a $0.6bn increase relating to investments. This included $0.4bn of investments in digital capabilities and marketing to help deliver improved customer service, as well as investments to

10	HSBC Holdings plc Earnings Release 3Q18

grow the business, particularly in the UK, Hong Kong, mainland China (including the Pearl River Delta) and the US. We also invested an additional $0.2bn in staff to support front-line growth and technology initiatives, including in Hong Kong, the Pearl River Delta and Mexico.
Commercial Banking
9M18 compared with 9M17 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2018	2017	9M18 vs. 9M17		2018	2018	2017
	Footnotes	$m	$m	$m	%	$m	$m	$m
Global Trade and Receivables Finance		1,411	1,380	31	2	468	466	455
Credit and Lending		4,007	3,819	188	5	1,336	1,313	1,275
Global Liquidity and Cash Management		4,277	3,536	741	21	1,485	1,408	1,202
Markets products, Insurance and Investments, and Other	6	1,494	1,158	336	29	461	461	339
Net operating income	1	11,189	9,893	1,296	13	3,750	3,648	3,271
Adjusted RoRWA (%)	5	2.6	2.4			2.4	2.6	2.2
RoTE excluding significant items and UK bank levy (%)	11	14.5	14.2
For footnotes, see page 16.
Adjusted profit before tax of $6.0bn was $0.8bn or 16% higher as strong revenue growth was partly offset by higher operating expenses, while ECL remained stable.
Adjusted revenue was $1.3bn or 13% higher, driven by increases in GLCM and C&L across all regions. Revenue also increased in Other products, notably in Asia and the UK, as well as in GTRF.

•
In GLCM, revenue increased by $0.7bn or 21%, notably in Asia reflecting wider margins in Hong Kong and to a lesser extent in mainland China, as well as growth in average balances notably in the UK. Revenue was also higher in North America, which reflected wider margins and average balance sheet growth.

•	In C&L, revenue was $0.2bn or 5% higher as we grew average balances, notably in the UK and Hong Kong, partly offset by the effects of margin compression.

•	In GTRF, revenue increased by $31m or 2%, reflecting average balance sheet growth in Asia and the UK.
Adjusted ECL were $0.3bn in 9M18 as charges in MENA, Asia and Latin America were partly offset by net releases in North America.
In 9M17, adjusted LICs of $0.3bn, notably in Hong Kong and MENA across various sectors, were partly offset by net releases in North America.
Adjusted operating expenses of $4.9bn were $0.5bn or 11% higher, reflecting increased staff costs (up $0.1bn), including performance-related pay, continued investment in digital capabilities (up $0.1bn), regulatory and compliance costs, and inflation.
Global Banking and Markets
9M18 compared with 9M17 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2018	2017	9M18 vs. 9M17		2018	2018	2017
	Footnotes	$m	$m	$m	%	$m	$m	$m
Global Markets		5,218	5,577	(359)	(6)	1,744	1,567	1,657
– FICC		4,229	4,550	(321)	(7)	1,460	1,294	1,329
Foreign Exchange		2,378	1,994	384	19	826	786	595
Rates		1,179	1,766	(587)	(33)	384	341	543
Credit		672	790	(118)	(15)	250	167	191
– Equities		989	1,027	(38)	(4)	284	273	328
Securities Services		1,479	1,310	169	13	498	486	435
Global Banking		2,968	2,966	2	—	908	1,027	928
Global Liquidity and Cash Management		1,951	1,622	329	20	677	623	552
Global Trade and Receivables Finance		550	540	10	2	191	175	170
Principal Investments		280	260	20	8	109	100	177
Credit and funding valuation adjustments	7	(5)	(164)	159	97	38	22	(64)
Other	8	8	(109)	117	>100	19	2	(45)
Net operating income	1	12,449	12,002	447	4	4,184	4,002	3,810
Adjusted RoRWA (%)	5	2.5	2.2			2.6	2.5	2.0
RoTE excluding significant items and UK bank levy (%)	11	12.5	12.0
For footnotes, see page 16.

HSBC Holdings plc Earnings Release 3Q18	11

Earnings Release – 3Q18

Adjusted profit before tax of $5.4bn was $0.3bn or 7% higher, reflecting increased revenue (up $0.4bn) and a net release of ECL of $0.1bn in 9M18 compared with LICs of $0.1bn in 9M17. This was partly offset by higher operating expenses as we continued to invest in the business.
Adjusted revenue of $12.4bn was $0.4bn or 4% higher, which included a net favourable movement of $0.2bn on credit and funding valuation adjustments.

•
We grew revenue across all our transaction banking products. GLCM rose by $0.3bn or 20% and Securities Services by $0.2bn or 13% as we grew average balances since 3Q17, reflecting continued momentum in winning customer mandates, and from higher interest rates, notably in Asia. GTRF revenue increased as we grew lending balances by 6% since 3Q17, although margins remained stable compared with 9M17.

•	Global Banking revenue was broadly unchanged as we continued to grow lending balances, partly offset by narrower spreads in Asia and Europe, and from lower capital markets and advisory fees.

•
Global Markets revenue decreased by $0.4bn. In fixed income, Rates revenue fell by $0.6bn and Credit fell by $0.1bn, reflecting narrower margins and lower activity in emerging markets. By contrast, Foreign Exchange revenue grew by $0.4bn or 19%, notably within emerging markets, as higher volatility resulted in increased client volumes.

In 9M18, a net release of ECL of $0.1bn related to a small number of clients in the US, notably in the oil and gas sector. This more than offset charges in the UK against exposures in the retail and construction sectors.
In 9M17, adjusted LICs of $0.1bn were primarily in the US, reflecting net charges against specific clients, notably in the oil and gas, and mining sectors.
Adjusted operating expenses of $7.2bn were $0.3bn or 4% higher, driven by higher regulatory costs, higher volume-related transaction costs and investments to grow the business. Our continued cost management, efficiency improvements and reductions of FTEs broadly offset the impact of inflation.
Global Private Banking
9M18 compared with 9M17 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2018	2017	9M18 vs. 9M17		2018	2018	2017
	Footnotes	$m	$m	$m	%	$m	$m	$m
Investment revenue		555	537	18	3	166	177	172
Lending		298	293	5	2	96	97	98
Deposit		371	297	74	25	126	122	103
Other		137	182	(45)	(25)	44	47	61
Net operating income	1	1,361	1,309	52	4	432	443	434
Adjusted RoRWA (%)	5	2.3	1.7			2.3	1.8	1.3
RoTE excluding significant items and UK bank levy (%)	11	10.9	6.0
For footnotes, see page 16.
Adjusted profit before tax of $285m was $85m or 43% higher, reflecting revenue growth and a net release of ECL, while operating expenses were broadly unchanged.
Adjusted revenue of $1.4bn increased by $52m or 4%, mainly in Hong Kong from higher deposit revenue as margins widened following interest rate rises, and from higher investment revenue from strong mandate flows. Other income decreased, notably as a result of client repositioning.
In 9M18, we attracted net new money inflows of $11.5bn in key markets targeted for growth, of which more than 60% was from collaboration with our other global businesses. Net new money inflows were mainly in key geographies in Asia and Europe.
In 9M18, there was a net release of ECL of $16m. This compared with LICs of $17m in 9M17.
Adjusted operating expenses of $1.1bn were broadly unchanged, as an increase in staff costs was offset by lower costs following the wind-down of our operations in Monaco.
Corporate Centre
9M18 compared with 9M17 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2018	2017	9M18 vs. 9M17		2018	2018	2017
	Footnotes	$m	$m	$m	%	$m	$m	$m
Central Treasury	9, 12	359	1,448	(1,089)	(75)	111	249	481
Legacy portfolios	12	(81)	44	(125)	>(100)	27	(109)	(18)
Other	10, 12	(726)	(350)	(376)	>(100)	(423)	(188)	(309)
Net operating income	1	(448)	1,142	(1,590)	>(100)	(285)	(48)	154
For footnotes, see page 16.
Adjusted profit before tax of $0.9bn was $1.3bn or 57% lower, mainly reflecting a reduction in revenue. The reduction in adjusted profit before tax included the net adverse effect of $0.1bn from hyperinflation accounting in Argentina.

12	HSBC Holdings plc Earnings Release 3Q18

We recorded negative adjusted revenue of $0.4bn in 9M18 compared with adjusted revenue of $1.1bn in 9M17. This reduction reflected lower revenue in Central Treasury and legacy credit portfolios, as well as a reduction in Other income.
In Central Treasury, revenue was $1.1bn lower, reflecting:

•
adverse fair value movements of $0.2bn in 9M18, compared with favourable movements of $0.2bn in 9M17, relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives;

•
lower revenue in BSM (down $0.3bn), mainly as a result of de-risking activities undertaken during 2017 in anticipation of interest rate rises, together with lower reinvestment yields and lower gains from available-for-sale (‘AFS’) disposals;

•	higher interest expense on debt issued by HSBC Holdings plc (up $0.3bn), driven by an increase in issuances and higher average cost of debt issued to meet regulatory requirements; and

•	a $0.2bn loss arising from adverse swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’.
Lower revenue from legacy portfolios (down $0.1bn) reflected losses related to portfolio disposals.
Other income decreased by $0.4bn, mainly due to the adverse effects of hyperinflation accounting in Argentina. In addition, the reduction reflected a change in the allocation of liquidity costs in anticipation of a change in regulatory environment.
A net release of adjusted ECL of $0.1bn in 9M18 and the prior year’s net LICs releases were both primarily related to our legacy credit portfolio.
Adjusted operating expenses of $0.7bn decreased by $0.2bn or 27% due to the favourable impact from hyperinflation accounting in Argentina and the lower costs in relation to the run-off of the Consumer and Mortgage Lending (‘CML’) portfolio, which was completed during 2017.
Adjusted income from associates of $2.0bn increased by $0.1bn or 4%.
Balance sheet commentary compared with 30 June 2018
At 30 September 2018, our total assets of $2.6tn decreased by $4.3bn on a reported basis. On a constant currency basis our total assets increased by $11.0bn.
Our ratio of customer advances to customer accounts was 73%, up from 72%, reflecting targeted lending growth. On a reported basis, loans and advances to customers increased by $8.0bn, and customer accounts decreased by $10.9bn.
Loans and advances to customers
Reported loans and advances to customers grew by $8.0bn or 1%, and included adverse foreign currency translation differences of $6.4bn.
Excluding foreign currency translation differences and a reduction in corporate overdraft balances of $0.8bn, which primarily related to GB&M customers in the UK that settled their overdraft and deposit balances on a net basis, loans and advances to customers grew by $15.2bn.
This growth was primarily in Europe (up $10.6bn), notably in UK mortgages (up $4.0bn), reflecting our focus on broker-originated mortgages. We also grew balances in GB&M (up $3.3bn) and in CMB (up $2.4bn), reflecting higher term lending and overdraft balances, notably in the UK.
In North America, loans and advances to customers increased by $1.5bn, primarily from increased term lending to CMB customers in the US, which reflects our strategic focus on growth in the US. In Latin America, we grew lending by $1.4bn, notably in term lending in Mexico, mainly in GB&M.
Customer lending increased in Asia (up $1.1bn). This included a rise in mortgage lending in Hong Kong (up $2.3bn), which was consistent with our strategy to maintain our market share. Customer lending also increased in CMB (up $1.1bn), reflecting higher term lending across the region from our continued strategic focus on growth in Asia. These increases were partly offset by lower lending in GPB in Hong Kong (down $1.3bn), driven by reduced leverage due to weaker market sentiment. In GB&M, lending fell by $0.9bn, notably in GTRF reflecting challenging market conditions.
Customer accounts
Customer accounts decreased by $10.9bn or 1% on a reported basis, including adverse foreign currency translation differences of $7.4bn.
Excluding foreign currency translation differences and a reduction in corporate current account balances of $0.8bn, primarily relating to GB&M customers in the UK that settled their overdraft and deposit balances on a net basis, customer accounts decreased by $2.7bn.
This decrease was notably in North America (down $5.4bn), mainly in the US. This reflected a reduction in GB&M in the US (down $3.1bn) from lower balances of interest- and non-interest-bearing demand deposits, along with lower savings deposits. CMB customer accounts fell (down $2.7bn), mainly in the US and Bermuda.
In Asia, customer accounts decreased by $2.7bn, reflecting lower customer demand and a reduction in short-term deposits from our corporate clients. These decreases were partly offset by growth in GPB (up $1.4bn), driven by large inflows from a small number of individual customers.
Customer accounts in MENA were higher (up $2.6bn), including an increase in the UAE in GB&M (up $1.2bn), driven by a large deposit from a single customer.
Customer accounts also increased in Latin America (up $1.7bn), notably in Argentina, reflecting higher savings and term deposits, and the impact of currency devaluation on foreign currency deposits booked on our Argentina balance sheet.
Risk-weighted assets
RWAs totalled $862.7bn at 30 September 2018, a $2.8bn decrease during the third quarter that included a reduction of $5.4bn due to foreign currency translation differences. The $2.6bn increase (excluding foreign currency translation differences) was primarily due to an increase in asset size of $7.9bn less a decrease of $5.0bn due to methodology and policy changes.

HSBC Holdings plc Earnings Release 3Q18	13

Earnings Release – 3Q18

Net interest margin

	Nine months ended		Year ended
	30 Sep	30 Sep	31 Dec
	2018	2017	2017
	$m	$m	$m
Net interest income	22,780	20,904	28,176
Average interest-earning assets	1,827,337	1,711,493	1,726,120
	%	%	%
Gross yield	2.64	2.36	2.37
Less: cost of funds	(1.13)	(0.87)	(0.88)
Net interest spread	1.51	1.49	1.49
Net interest margin	1.67	1.63	1.63
The net interest margin in 9M18 was 1.67%, which was 4 basis points (‘bps’) higher compared with the year ended 2017. This was driven by a 27bps increase in gross yields, partly offset by a 25bps increase in the cost of funds, following interest rate rises during 9M18.
Gross yields benefited from rate rises in Hong Kong, the US and the UK, in particular term lending in Asia but also in most regions. Gross yields on surplus liquidity also increased in most regions, mainly on AFS securities. These benefits were partly offset by the completion of the run-off of our higher-yielding US CML portfolio in 2017 and the adverse effect from hyperinflation accounting in Argentina in 9M18.
The cost of funds rose by 25bps from the increased cost of customer accounts; this was driven by deposit accounts in Asia reflecting the rate rises in Hong Kong while deposit margins continued to improve. The cost of Group debt also rose, primarily relating to the higher cost of issuances of senior debt by HSBC Holdings plc.
Average interest-earning assets increased, driven by loan portfolio growth mainly in Asia and Europe. Surplus liquidity also increased in Europe to meet the liquidity requirements of the non-ring-fenced bank.
Compared with the first half of 2018, net interest margin in 9M18 rose by 1bp, reflecting higher gross yields, driven mainly by rising lending yields and increased yields on surplus liquidity in most regions. This was partly offset by a higher cost of funds, notably from increased cost of customer accounts in Asia.
Return on Equity and Return on Tangible Equity
We provide Return on Tangible Equity (‘RoTE’) in addition to Return on Equity (‘RoE’) as a way of assessing our performance which is closely aligned to our capital position.
RoTE is computed by adjusting reported ‘profit attributable to the ordinary shareholders of the parent company’ for the post tax movements in the present value of in-force long-term insurance business (‘PVIF’) and adjusting the reported equity for goodwill, intangibles and PVIF, net of deferred tax. The adjustment to reported results and reported equity excludes amounts attributable to other equity instrument holders and non-controlling interests.
For our global businesses, we provide RoTE excluding significant items and the UK bank levy which is more closely aligned to the basis on which the global business performance is assessed by the Chief Operating Decision Maker (further information on the basis of preparation for our global businesses is provided on page 30 of the Interim Report 2018).
RoTE excluding significant items and UK bank levy is computed by adjusting ‘profit attributable to the ordinary shareholders, excluding PVIF’ for significant items (net of tax) and the bank levy, and adjusting the ‘average tangible equity’ for the change in fair value on our long-term debt attributable to credit spread through other comprehensive income (‘fair value of own debt’), and debit valuation adjustments (‘DVA’).
The following table details the adjustments made to the reported results and equity:

Return on Equity and Return on Tangible Equity
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2018	2017	2018	2018	2017
	$m	$m	$m	$m	$m
Profit
Profit/(loss) attributable to the ordinary shareholders of the parent company	11,071	9,957	3,899	4,087	2,958
Increase in PVIF (net of tax)	(317)	(60)	(75)	(164)	30
Profit/(loss) attributable to the ordinary shareholders, excluding PVIF	10,754	9,897	3,824	3,923	2,988
Significant items (net of tax) and bank levy	1,602	1,855
Profit attributable to the ordinary shareholders, excluding PVIF, significant items and UK bank levy	12,356	11,752
Equity
Average ordinary shareholders’ equity	164,290	162,546	161,406	164,632	165,783
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(22,037)	(20,466)	(22,036)	(22,093)	(21,091)
Average tangible equity	142,253	142,080	139,370	142,539	144,692
Fair value of own debt, DVA and other adjustments	2,495	2,562
Average tangible equity excluding fair value of own debt, DVA and other adjustments	144,748	144,642
	%	%	%	%	%
Ratio
Return on equity	9.0	8.2	9.6	10.0	7.1
Return on tangible equity	10.1	9.3	10.9	11.0	8.2
Return on tangible equity excluding significant items and UK bank levy	11.4	10.9

14	HSBC Holdings plc Earnings Release 3Q18

Earnings Release – 3Q18

Return on tangible equity by global business
	Nine months ended 30 Sep 2018
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	5,544	6,034	5,535	182	(661)	16,634
Tax expense	(983)	(1,272)	(1,212)	(28)	(207)	(3,702)
Profit after tax	4,561	4,762	4,323	154	(868)	12,932
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(630)	(642)	(429)	(19)	(141)	(1,861)
Profit attributable to ordinary shareholders of the parent company	3,931	4,120	3,894	135	(1,009)	11,071
Increase in PVIF (net of tax)	(300)	(16)	—	(1)	—	(317)
Significant items (net of tax) and UK bank levy	134	(25)	(110)	81	1,522	1,602
Balance Sheet Management allocation and other adjustments	399	418	641	61	(1,519)	—
Profit attributable to ordinary shareholders, excluding PVIF, significant items and UK bank levy	4,164	4,497	4,425	276	(1,006)	12,356
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	24,462	41,324	47,340	3,392	28,230	144,748
Return on tangible equity excluding significant items and UK bank levy (%)	22.8%	14.5%	12.5%	10.9%	(4.8)%	11.4%

	Nine months ended 30 Sep 2017
Profit before tax	4,687	5,066	4,877	212	21	14,863
Tax expense	(906)	(1,220)	(1,249)	(49)	114	(3,310)
Profit after tax	3,781	3,846	3,628	163	135	11,553
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(544)	(508)	(411)	(17)	(116)	(1,596)
Profit attributable to ordinary shareholders of the parent company	3,237	3,338	3,217	146	19	9,957
Increase in PVIF (net of tax)	(56)	(3)	—	—	(1)	(60)
Significant items (net of tax) and UK bank levy	296	16	83	(11)	1,471	1,855
Balance Sheet Management allocation and other adjustments	482	508	689	79	(1,758)	—
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	3,959	3,859	3,989	214	(269)	11,752
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	23,574	36,456	44,460	4,780	35,373	144,642
Return on tangible equity excluding significant items and UK bank levy (%)	22.5%	14.2%	12.0%	6.0%	(1.0)%	10.9%

Events after the balance sheet date
On 26 October 2018, the High Court of Justice of England and Wales issued a judgment in a claim between Lloyds Banking Group Pension Trustees Limited as claimant and Lloyds Bank plc and others as defendants regarding the rights of female members of certain pension schemes to equality of treatment in relation to pension benefits.
The judgment concluded that the claimant is under a duty to amend the schemes in order to equalise benefits for men and women in relation to guaranteed minimum pension benefits. The judgment also provided comments on the method to be adopted in order to equalise benefits, on the period during which a member can claim in respect of previously underpaid benefits, and on what should be done in relation to benefits that have been transferred into, and out of, the relevant schemes.
The issues determined by the judgment arise in relation to many other occupational pension schemes. The extent to which the judgment will increase the liabilities of the HSBC Bank (UK) Pension Scheme and reduce the net accounting surplus of $8.1bn as at 30 September 2018 is under consideration.  Any adjustment necessary will be recognised by the Group in the fourth quarter of 2018.
Notes

•
Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2018 and the quarter ended 30 September 2017. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2018 and the corresponding balances at 30 June 2018.

•
The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC’s significant accounting policies as described on pages 188 to 194 of our Annual Report and Accounts 2017 and the new policies for financial instruments as described on pages 16 to 20 of our Report on Transition to IFRS 9 ‘Financial Instruments’ 1 January 2018. Comparative periods have not been restated. IFRS 9 does not require restatement and the impact of other new policies is not material.

•
The Board has adopted a policy of paying quarterly interim dividends on ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

15	HSBC Holdings plc Earnings Release 3Q18

Earnings Release – 3Q18

Footnotes to financial performance commentary
1	‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).
2	‘Other personal lending’ includes personal non-residential closed-end loans and personal overdrafts.
3
‘Investment distribution’ includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth Insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

4	‘Other’ mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
5
Adjusted return on average risk-weighted assets (‘Adjusted RoRWA’) is used to measure the performance of RBWM, CMB, GB&M and GPB. Adjusted RoRWA is calculated using annualised profit before tax and reported average risk-weighted assets at constant currency adjusted for the effects of significant items.

6	‘Markets products, Insurance and Investments and Other’ includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.
7
From 1 January 2018, the qualifying components according to IFRS 7 ‘Financial Instruments: Disclosures’ of fair value movements relating to changes in credit spreads on structured liabilities, were recorded through other comprehensive income. The residual movements remain in credit and funding valuation adjustments, and comparatives have not been restated.

8
‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities that is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within ‘Other’.

9
Central Treasury includes revenue relating to Balance Sheet Management (‘BSM’) of $535m (2Q18: $696m; 3Q17: $568m), interest expense of $340m (2Q18: $288m; 3Q17: $195m) and adverse valuation differences on issued long-term debt and associated swaps of $15m (2Q18: adverse movements of $124m; 3Q17: favourable movements of $124m). Revenue relating to BSM includes other internal allocations, including notional tax credits to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

10	Other miscellaneous items in Corporate Centre include internal allocations relating to legacy credit.
11
Return on average tangible equity (‘RoTE’) is calculated as Profit Attributable to Ordinary Shareholders (based on annualised Reported PBT, as adjusted for tax, insurance balances, certain capital securities and associates) divided by allocated Average Tangible Shareholders’ Equity. In 9M18, Group RoTE on this basis was 10.1%.
RoTE excluding significant items and the UK bank levy adjusts RoTE for the effects of significant items, the UK bank levy, tax and other items. This is the RoTE measure used at the global business level. In 9M18, Group RoTE excluding significant items and the UK bank levy was 11.4%.
The main reconciling item between Group RoTE and Group RoTE excluding significant items and the UK bank levy in 9M18 was significant items (+1.3% points).

12
‘Interest expense’ within ‘Central Treasury’ has been re-presented to include only the cost of debt retained by HSBC Holdings plc. Other amounts previously included in ‘Interest expense’ are now within ‘Other’. ‘US run-off’ balances are now included in ‘Other’.

16	HSBC Holdings plc Earnings Release 3Q18

Cautionary statement regarding forward-looking statements
This Earnings Release contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations, capital position and business.
Statements that are not historical facts, including statements about HSBC’s beliefs, targets and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘targets’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:

•
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit and price competition in the market segments we serve; and deviations from the market and economic assumptions that form the basis for our ECL measurements;

•
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in the ‘top and emerging risks’ on pages 63 to 66 of the Annual Report and Accounts 2017 and on pages 16 and 17 of the Interim Report 2018.

For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong – Hugh Pye	Hong Kong – Patrick Humphris
Tel: +852 2822 4908	Tel: +852 2822 2052

HSBC Holdings plc Earnings Release 3Q18	17

Earnings Release – 3Q18

Summary consolidated income statement

		Nine months ended		Quarter ended
		30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
		2018	2017	2018	2018	2017
	Footnotes	$m	$m	$m	$m	$m
Net interest income		22,780	20,904	7,680	7,644	7,127
Net fee income		9,793	9,746	3,026	3,260	3,255
Net income from financial instruments held for trading or managed on a fair value basis	2, 3	7,485	6,326	2,602	2,499	2,094
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2	(44)	2,210	178	(67)	711
Changes in fair value of long-term debt and related derivatives	3	(129)	270	(3)	(136)	66
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2	541	N/A	196	228	N/A
Gains less losses from financial investments		161	1,079	37	23	388
Dividend income		56	89	15	32	40
Net insurance premium income		8,488	7,462	2,712	2,698	2,651
Other operating income/(expense)		513	416	154	318	(110)
Total operating income		49,644	48,502	16,597	16,499	16,222
Net insurance claims and benefits paid and movement in liabilities to policyholders		(8,559)	(9,358)	(2,799)	(2,922)	(3,244)
Net operating income before change in expected credit losses and other credit impairment charges		41,085	39,144	13,798	13,577	12,978
Change in expected credit losses and other credit impairment charges		(914)	N/A	(507)	(237)	N/A
Loan impairment charges and other credit risk provisions		N/A	(1,111)	N/A	N/A	(448)
Net operating income		40,171	38,033	13,291	13,340	12,530
Total operating expenses		(25,515)	(24,989)	(7,966)	(8,166)	(8,546)
Operating profit		14,656	13,044	5,325	5,174	3,984
Share of profit in associates and joint ventures		1,978	1,819	597	783	636
Profit before tax		16,634	14,863	5,922	5,957	4,620
Tax expense		(3,702)	(3,310)	(1,406)	(1,279)	(1,115)
Profit after tax		12,932	11,553	4,516	4,678	3,505
Attributable to:
– ordinary shareholders of the parent company		11,071	9,957	3,899	4,087	2,958
– preference shareholders of the parent company		67	67	22	23	22
– other equity holders		795	722	264	242	256
– non-controlling interests		999	807	331	326	269
Profit after tax		12,932	11,553	4,516	4,678	3,505
		$	$	$	$	$
Basic earnings per share		0.56	0.50	0.19	0.21	0.15
Diluted earnings per share		0.55	0.50	0.19	0.21	0.15
Dividend per ordinary share (in respect of the period)		0.30	0.30	0.10	0.10	0.10
		%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)		9.0	8.2	9.6	10.0	7.1
Return on average tangible equity (annualised)		10.1	9.3	10.9	11.0	8.2
Return on average risk-weighted assets	1	2.5	2.3	2.7	2.7	2.1
Cost efficiency ratio		62.1	63.8	57.7	60.1	65.8

1	Return on average risk-weighted assets is calculated using annualised profit before tax and reported average risk-weighted assets.

2
The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity’s assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to separately present items in this category which are of a dissimilar nature or function, in line with IAS 1 ‘Presentation of Financial Statements’ requirements. Comparative data have been re-presented. There is no net impact on Total operating income.

3
Prior to 2018, foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018, we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within ‘Net income from financial instruments held for trading or managed on a fair value basis’. Comparative data have been re-presented. There is no net impact on Total operating income and the impact on ‘Changes in fair value of long-term debt and related derivatives’ is $(482)m in 9M17 and $(206)m in 3Q17.

18	HSBC Holdings plc Earnings Release 3Q18

Summary consolidated balance sheet

	At
	30 Sep	30 Jun	1 Jan	31 Dec
	2018	2018	2018[1]	2017
	$m	$m	$m	$m
Assets
Cash and balances at central banks	166,843	189,842	180,621	180,624
Trading assets	254,484	247,892	254,410	287,995
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	40,354	40,678	39,746	N/A
Financial assets designated at fair value	N/A	N/A	N/A	29,464
Derivatives	216,137	227,972	219,818	219,818
Loans and advances to banks	84,214	83,924	82,559	90,393
Loans and advances to customers	981,460	973,443	949,737	962,964
Reverse repurchase agreements – non-trading	210,028	208,104	201,553	201,553
Financial investments	391,847	386,436	383,499	389,076
Other assets	257,668	249,023	206,487	159,884
Total assets	2,603,035	2,607,314	2,518,430	2,521,771
Liabilities and Equity
Liabilities
Deposits by banks	62,673	64,792	64,492	69,922
Customer accounts	1,345,375	1,356,307	1,360,227	1,364,462
Repurchase agreements – non-trading	164,429	158,295	130,002	130,002
Trading liabilities	80,512	83,845	80,864	184,361
Financial liabilities designated at fair value	156,850	151,985	144,006	94,429
Derivatives	209,400	222,961	216,821	216,821
Debt securities in issue	82,095	81,708	66,536	64,546
Liabilities under insurance contracts	87,979	86,918	85,598	85,667
Other liabilities	220,490	209,209	173,660	113,690
Total liabilities	2,409,803	2,416,020	2,322,206	2,323,900
Equity
Total shareholders’ equity	185,351	183,607	188,644	190,250
Non-controlling interests	7,881	7,687	7,580	7,621
Total equity	193,232	191,294	196,224	197,871
Total liabilities and equity	2,603,035	2,607,314	2,518,430	2,521,771
	%	%	%	%
Ratio of customer advances to customer accounts	73.0	71.8	69.8	70.6

1	Balances at 1 January 2018 have been prepared in accordance with accounting policies referred to on page 15. 31 December 2017 balances have not been re-presented.

HSBC Holdings plc Earnings Release 3Q18	19

Earnings Release – 3Q18

Credit risk
For the new policies for financial instruments, see pages 16 to 21 of our Report on Transition to IFRS 9 ‘Financial Instruments’
1 January 2018.
Summary of credit risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
		At 30 Sep 2018		At 1 Jan 2018
		Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	Footnotes	$m	$m	$m	$m
Loans and advances to customers at amortised cost		989,942	(8,482)	959,080	(9,343)
– personal		385,967	(2,837)	375,069	(3,047)
– corporate and commercial		539,212	(5,509)	520,137	(6,053)
– non-bank financial institutions		64,763	(136)	63,874	(243)
Loans and advances to banks at amortised cost		84,229	(15)	82,582	(23)
Other financial assets measured at amortised cost		601,359	(59)	557,864	(114)
– cash and balances at central banks		166,846	(3)	180,624	(3)
– items in the course of collection from other banks		8,683	—	6,628	—
– Hong Kong Government certificates of indebtedness		35,312	—	34,186	—
– reverse repurchase agreements – non-trading		210,028	—	201,553	—
– financial investments		63,113	(15)	59,539	(16)
– prepayments, accrued income and other assets	2	117,377	(41)	75,334	(95)
Total gross carrying amount on balance sheet		1,675,530	(8,556)	1,599,526	(9,480)
Loans and other credit-related commitments		590,843	(325)	548,354	(376)
– personal		205,847	(9)	196,093	(14)
– corporate and commercial		258,817	(308)	262,391	(355)
– financial	3	126,179	(8)	89,870	(7)
Financial guarantee and similar contracts		93,177	(215)	89,382	(161)
– personal		977	(3)	791	(4)
– corporate and commercial		77,030	(204)	78,102	(153)
– financial		15,170	(8)	10,489	(4)
Total nominal amount off-balance sheet	4	684,020	(540)	637,736	(537)
		2,359,550	(9,096)	2,237,262	(10,017)

		Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
		$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)		326,971	(103)	322,163	(184)

1
The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.

2
Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the summary consolidated balance sheet on page 19 includes both financial and non-financial assets.

3
The 1 January 2018 nominal amount of loan and other credit-related commitments (financial) has been restated to include $47bn related to unsettled non-trading reverse repurchase agreements. The associated allowance for ECL for these nominal amounts is nil.

4	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

5
Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

20	HSBC Holdings plc Earnings Release 3Q18

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 September 2018
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	904,836	71,052	13,732	322	989,942	(1,336)	(1,940)	(5,003)	(203)	(8,482)	0.1	2.7	36.4	63.0	0.9
– personal	364,939	16,512	4,516	—	385,967	(602)	(1,140)	(1,095)	—	(2,837)	0.2	6.9	24.2	—	0.7
– corporate and commercial	477,946	51,894	9,050	322	539,212	(685)	(776)	(3,845)	(203)	(5,509)	0.1	1.5	42.5	63.0	1.0
– non-bank financial institutions	61,951	2,646	166	—	64,763	(49)	(24)	(63)	—	(136)	0.1	0.9	38.0	—	0.2
Loans and advances to banks at amortised cost	83,504	710	15	—	84,229	(11)	(1)	(3)	—	(15)	—	0.1	20.0	—	—
Other financial assets measured at amortised cost	598,897	2,337	118	7	601,359	(26)	(6)	(27)	—	(59)	—	0.3	22.9	—	—
Loan and other credit-related commitments	568,672	21,547	612	12	590,843	(117)	(108)	(100)	—	(325)	—	0.5	16.3	—	0.1
– personal	204,054	1,601	192	—	205,847	(9)	—	—	—	(9)	—	—	—	—	—
– corporate and commercial	239,493	18,892	420	12	258,817	(101)	(107)	(100)	—	(308)	—	0.6	23.8	—	0.1
– financial	125,125	1,054	—	—	126,179	(7)	(1)	—	—	(8)	—	0.1	—	—	—
Financial guarantee and similar contracts	81,275	11,138	741	23	93,177	(43)	(67)	(104)	(1)	(215)	0.1	0.6	14.0	4.3	0.2
– personal	968	2	7	—	977	(1)	—	(2)	—	(3)	0.1	—	28.6	—	0.3
– corporate and commercial	65,564	10,744	699	23	77,030	(37)	(65)	(101)	(1)	(204)	0.1	0.6	14.4	4.3	0.3
– financial	14,743	392	35	—	15,170	(5)	(2)	(1)	—	(8)	—	0.5	2.9	—	0.1
At 30 Sep 2018	2,237,184	106,784	15,218	364	2,359,550	(1,533)	(2,122)	(5,237)	(204)	(9,096)	0.1	2.0	34.4	56.0	0.4

Stage 2 days past due analysis at 30 September 2018
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[4]	30 and > DPD[4]	Stage 2	1 to 29 DPD[4]	30 and > DPD[4]	Stage 2	1 to 29 DPD[4]	30 and > DPD[4]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	71,052	2,477	2,160	(1,940)	(315)	(253)	2.7	12.7	11.7
– personal	16,512	1,825	1,299	(1,140)	(289)	(228)	6.9	15.8	17.6
– corporate and commercial	51,894	629	851	(776)	(26)	(25)	1.5	4.1	2.9
– non-bank financial institutions	2,646	23	10	(24)	—	—	0.9	—	—
Loans and advances to banks at amortised cost	710	—	—	(1)	—	—	0.1	—	—
Other financial assets measured at amortised cost	2,337	35	80	(6)	(1)	—	0.3	2.9	—
For footnotes, see page 22.

HSBC Holdings plc Earnings Release 3Q18	21

Earnings Release – 3Q18

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 1 January 2018
		Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
		Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	Footnote	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost		871,566	72,658	13,882	974	959,080	(1,309)	(2,201)	(5,591)	(242)	(9,343)	0.2	3.0	40.3	24.8	1.0
– personal		354,305	16,354	4,410	—	375,069	(581)	(1,156)	(1,310)	—	(3,047)	0.2	7.1	29.7	—	0.8
– corporate and commercial		456,837	53,262	9,064	974	520,137	(701)	(1,037)	(4,073)	(242)	(6,053)	0.2	1.9	44.9	24.8	1.2
– non-bank financial institutions		60,424	3,042	408	—	63,874	(27)	(8)	(208)	—	(243)	—	0.3	51.0	—	0.4
Loans and advances to banks at amortised cost		81,027	1,540	15	—	82,582	(17)	(4)	(2)	—	(23)	—	0.3	13.3	—	—
Other financial assets measured at amortised cost		556,185	1,517	155	7	557,864	(28)	(4)	(82)	—	(114)	—	0.3	52.9	—	—
Loan and other credit-related commitments		522,979	24,330	999	46	548,354	(126)	(183)	(67)	—	(376)	—	0.8	6.7	—	0.1
– personal		194,320	1,314	459	—	196,093	(13)	(1)	—	—	(14)	—	0.1	—	—	—
– corporate and commercial		240,854	20,951	540	46	262,391	(108)	(180)	(67)	—	(355)	—	0.9	12.4	—	0.1
– financial	3	87,805	2,065	—	—	89,870	(5)	(2)	—	—	(7)	—	0.1	—	—	—
Financial guarantee and similar contracts		77,921	11,014	413	34	89,382	(36)	(47)	(78)	—	(161)	—	0.4	18.9	—	0.2
– personal		768	18	5	—	791	—	(2)	(2)	—	(4)	—	11.1	40.0	—	0.5
– corporate and commercial		67,596	10,064	408	34	78,102	(35)	(44)	(74)	—	(153)	0.1	0.4	18.1	—	0.2
– financial		9,557	932	—	—	10,489	(1)	(1)	(2)	—	(4)	—	0.1	—	—	—
At 1 Jan 2018		2,109,678	111,059	15,464	1,061	2,237,262	(1,516)	(2,439)	(5,820)	(242)	(10,017)	0.1	2.2	37.6	22.8	0.4

Stage 2 days past due analysis at 1 January 2018
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[4]	30 and > DPD[4]	Stage 2	1 to 29 DPD[4]	30 and > DPD[4]	Stage 2	1 to 29 DPD[4]	30 and > DPD[4]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	72,658	2,393	2,447	(2,201)	(261)	(261)	3.0	10.9	10.7
– personal	16,354	1,683	1,428	(1,156)	(218)	(230)	7.1	13.0	16.1
– corporate and commercial	53,262	684	977	(1,037)	(42)	(31)	1.9	6.1	3.2
– non-bank financial institutions	3,042	26	42	(8)	(1)	—	0.3	3.8	—
Loans and advances to banks at amortised cost	1,540	7	66	(4)	(2)	—	0.3	28.6	—
Other financial assets measured at amortised cost	1,517	133	46	(4)	—	(1)	0.3	—	2.2

1	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

2	Purchased or originated credit-impaired ('POCI').

3
The 1 January 2018 nominal amount of loans and other credit-related commitments (financial) includes a restatement of $47bn related to unsettled non-trading reverse repurchase agreements that were not reflected in our ‘Report on Transition to IFRS 9 ‘Financial Instruments’. The associated allowance for ECL for these nominal amounts is nil.

4	Days past due ('DPD'). Up-to-date accounts in Stage 2 are not shown in amounts presented above.

22	HSBC Holdings plc Earnings Release 3Q18

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represents the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. The net remeasurement of ECL arising from stage transfers represents the increase in ECL due to these transfers. Net new lending comprises new originations, assets derecognised, further lending and repayments.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2018	1,505,815	(1,488)	109,427	(2,435)	15,309	(5,738)	1,054	(242)	1,631,605	(9,903)
Transfers of financial instruments:	(10,997)	(601)	6,879	978	4,118	(377)	—	—	—	—
– transfers from Stage 1 to Stage 2	(66,179)	194	66,179	(194)	—	—	—	—	—	—
– transfers from Stage 2 to Stage 1	57,041	(779)	(57,041)	779	—	—	—	—	—	—
– transfers to Stage 3	(2,212)	26	(3,415)	465	5,627	(491)	—	—	—	—
– transfers from Stage 3	353	(42)	1,156	(72)	(1,509)	114	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	503	—	(490)	—	(67)	—	—	—	(54)
Net new lending and changes to risk parameters[1]	103,711	(71)	(9,409)	(241)	(2,181)	(956)	(542)	(29)	91,579	(1,297)
Changes to model used for ECL calculation	—	—	—	—	—	—	—	—	—	—
Assets written off	—	—	—	—	(1,749)	1,734	(1)	1	(1,750)	1,735
Foreign exchange and other	(41,529)	150	(2,472)	72	(397)	194	(154)	66	(44,552)	482
At 30 Sep 2018	1,557,000	(1,507)	104,425	(2,116)	15,100	(5,210)	357	(204)	1,676,882	(9,037)
ECL release/(charge) for the period		432		(731)		(1,023)		(29)		(1,351)
Recoveries										373
Others										(52)
Total ECL charge for the period										(1,030)
1 The ECL impact of changes to risk parameters is estimated at $0.4bn (release) for stage 1, $0.8bn (charge) for stage 2, $1.1bn (charge) for stage 3 and $0.1bn (charge) for POCI.

	At 30 Sep 2018		Nine months ended 30 Sep 2018
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,676,882	(9,037)	(1,030)
Other financial assets measured at amortised cost	601,359	(59)	27
Non-trading reverse purchase agreement commitments	81,309	—	—
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	2,359,550	(9,096)	(1,003)
Debt instruments measured at FVOCI	326,971	(103)	89
Total allowance for ECL/total income statement ECL charge for the period	n/a	(9,199)	(914)

HSBC Holdings plc Earnings Release 3Q18	23

Earnings Release – 3Q18

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	277,895	8,787	3,049	289,731	(38)	(69)	(438)	(545)
– of which:
interest only (including offset)	29,733	1,148	214	31,095	(4)	(12)	(66)	(82)
affordability (including US adjustable rate mortgages)	14,541	2,652	539	17,732	(3)	(6)	(8)	(17)
Other personal lending	87,044	7,725	1,467	96,236	(564)	(1,071)	(657)	(2,292)
– other	64,558	3,927	995	69,480	(238)	(405)	(414)	(1,057)
– credit cards	19,998	3,648	401	24,047	(323)	(651)	(226)	(1,200)
– second lien residential mortgages	1,030	106	65	1,201	(1)	(10)	(13)	(24)
– motor vehicle finance	1,458	44	6	1,508	(2)	(5)	(4)	(11)
At 30 Sep 2018	364,939	16,512	4,516	385,967	(602)	(1,140)	(1,095)	(2,837)
By geography
Europe	166,157	4,974	1,992	173,123	(159)	(302)	(406)	(867)
– of which: UK	138,236	3,837	1,364	143,437	(147)	(275)	(217)	(639)
Asia	150,844	5,398	688	156,930	(189)	(397)	(185)	(771)
– of which: Hong Kong	100,900	2,613	175	103,688	(74)	(261)	(39)	(374)
MENA	5,537	326	399	6,262	(66)	(91)	(255)	(412)
North America	36,984	4,804	1,184	42,972	(25)	(85)	(138)	(248)
Latin America	5,417	1,010	253	6,680	(163)	(265)	(111)	(539)
At 30 Sep 2018	364,939	16,512	4,516	385,967	(602)	(1,140)	(1,095)	(2,837)

24	HSBC Holdings plc Earnings Release 3Q18

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	477,946	51,894	9,050	322	539,212	(685)	(776)	(3,845)	(203)	(5,509)
– agriculture, forestry and fishing	5,431	1,164	240	1	6,836	(15)	(20)	(116)	(1)	(152)
– mining and quarrying	10,842	2,167	582	2	13,593	(32)	(69)	(137)	(2)	(240)
– manufacture	89,918	10,911	1,828	122	102,779	(130)	(148)	(871)	(96)	(1,245)
– electricity, gas, steam and air-conditioning supply	14,838	1,239	72	59	16,208	(19)	(46)	(14)	(42)	(121)
– water supply, sewerage, waste management and remediation	3,215	211	18	—	3,444	(4)	(5)	(14)	—	(23)
– construction	13,806	1,340	1,136	52	16,334	(28)	(14)	(500)	(44)	(586)
– wholesale and retail trade, repair of motor vehicles and motorcycles	82,118	15,530	1,767	34	99,449	(110)	(186)	(935)	(14)	(1,245)
– transportation and storage	23,019	2,000	413	41	25,473	(30)	(41)	(73)	(2)	(146)
– accommodation and food	18,641	2,478	268	3	21,390	(41)	(40)	(82)	(1)	(164)
– publishing, audiovisual and broadcasting	19,306	1,138	234	1	20,679	(41)	(10)	(57)	—	(108)
– real estate	113,615	6,798	1,118	1	121,532	(91)	(64)	(558)	—	(713)
– professional, scientific and technical activities	22,498	1,793	297	—	24,588	(31)	(24)	(103)	—	(158)
– administrative and support services	24,322	2,048	537	3	26,910	(35)	(35)	(149)	(1)	(220)
– public administration and defence, compulsory social security	1,183	43	8	—	1,234	(1)	(3)	(5)	—	(9)
– education	1,924	103	15	—	2,042	(12)	(6)	(7)	—	(25)
– health and care	5,391	598	190	1	6,180	(10)	(16)	(58)	—	(84)
– arts, entertainment and recreation	5,155	683	51	1	5,890	(6)	(7)	(39)	—	(52)
– other services	12,779	578	263	1	13,621	(37)	(27)	(120)	—	(184)
– activities of households	123	758	1	—	882	—	—	—	—	—
– extra-territorial organisations and bodies activities	919	12	12	—	943	(6)	(2)	(7)	—	(15)
– government	8,010	280	—	—	8,290	(6)	(1)	—	—	(7)
– asset-backed securities	893	22	—	—	915	—	(12)	—	—	(12)
Non-bank financial institutions	61,951	2,646	166	—	64,763	(49)	(24)	(63)	—	(136)
Loans and advances to banks	83,504	710	15	—	84,229	(11)	(1)	(3)	—	(15)
At 30 Sep 2018	623,401	55,250	9,231	322	688,204	(745)	(801)	(3,911)	(203)	(5,660)
By geography
Europe	200,687	20,634	4,829	140	226,290	(372)	(442)	(1,579)	(100)	(2,493)
– of which: UK	140,953	17,298	3,400	13	161,664	(304)	(385)	(899)	(1)	(1,589)
Asia	321,120	21,038	1,903	99	344,160	(164)	(141)	(1,046)	(36)	(1,387)
– of which: Hong Kong	198,127	11,963	857	70	211,017	(80)	(76)	(436)	(35)	(627)
MENA	25,188	4,406	1,726	54	31,374	(67)	(103)	(994)	(48)	(1,212)
North America	57,770	8,819	385	—	66,974	(39)	(103)	(116)	—	(258)
Latin America	18,636	353	388	29	19,406	(103)	(12)	(176)	(19)	(310)
At 30 Sep 2018	623,401	55,250	9,231	322	688,204	(745)	(801)	(3,911)	(203)	(5,660)

HSBC Holdings plc Earnings Release 3Q18	25

Earnings Release – 3Q18

Capital

Key metrics
			At
			30 Sep	30 Jun	31 Mar	1 Jan	31 Dec[1]
Ref*		Footnotes	2018	2018	2018	2018	2017
	Available capital ($bn)	2
1	Common equity tier 1 (‘CET1’) capital		123.1	122.8	129.6	127.3	126.1
2	CET1 capital as if IFRS 9 transitional arrangements had not been applied		122.1	121.8	128.6	126.3	N/A
3	Tier 1 capital		149.3	147.1	157.1	152.1	151.0
4	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied		148.3	146.1	156.1	151.1	N/A
5	Total capital		178.1	176.6	185.2	183.1	182.4
6	Total capital as if IFRS 9 transitional arrangements had not been applied		177.1	175.6	184.2	182.1	N/A
	Risk-weighted assets (‘RWAs’) ($bn)
7	Total RWAs		862.7	865.5	894.4	872.1	871.3
8	Total RWAs as if IFRS 9 transitional arrangements had not been applied		862.1	864.9	893.8	871.6	N/A
	Capital ratios (%)	2
9	CET1		14.3	14.2	14.5	14.6	14.5
10	CET1 as if IFRS 9 transitional arrangements had not been applied		14.2	14.1	14.4	14.5	N/A
11	Tier 1		17.3	17.0	17.6	17.4	17.3
12	Tier 1 as if IFRS 9 transitional arrangements had not been applied		17.2	16.9	17.5	17.3	N/A
13	Total capital		20.7	20.4	20.7	21.0	20.9
14	Total capital as if IFRS 9 transitional arrangements had not been applied		20.6	20.3	20.6	20.9	N/A
	Additional CET1 buffer requirements as a percentage of RWA (%)
	Capital conservation buffer requirement		1.88	1.88	1.88	N/A	1.25
	Countercyclical buffer requirement		0.45	0.46	0.34	N/A	0.22
	Bank G-SIB and/or D-SIB additional requirements		1.50	1.50	1.50	N/A	1.25
	Total of bank CET1 specific buffer requirements		3.83	3.84	3.72	N/A	2.72
	Total capital requirement (%)
	Total capital requirement	3	11.5	11.5	11.5	N/A	N/A
	CET1 available after meeting the bank’s minimum capital requirements	4	7.8	7.7	8.0	N/A	8.0
	Leverage ratio	5
15	Total leverage ratio exposure measure ($bn)		2,676.4	2,664.1	2,707.9	2,556.4	2,557.1
16	Leverage ratio (%)		5.4	5.4	5.6	5.6	5.6
17	Leverage ratio as if IFRS 9 transitional arrangements had not been applied (%)		5.4	5.3	5.5	5.6	N/A
	Liquidity Coverage Ratio (‘LCR’)	6
	Total high-quality liquid assets ($bn)		533.2	540.2	533.1	N/A	512.6
	Total net cash outflow ($bn)		334.1	341.7	338.5	N/A	359.9
	LCR ratio (%)	7	159.6	158.1	157.5	N/A	142.2

*	The references in this table identify the lines prescribed in the relevant European Banking Authority (‘EBA’) template where applicable and where there is a value.
For footnotes, see page 30.

Own funds disclosure
		At
		30 Sep	30 Jun
		2018	2018
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	154,773	156,069
28	Total regulatory adjustments to common equity tier 1	(31,637)	(33,312)
29	Common equity tier 1 capital	123,136	122,757
36	Additional tier 1 capital before regulatory adjustments	26,223	24,388
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	26,163	24,328
45	Tier 1 capital	149,299	147,085
51	Tier 2 capital before regulatory adjustments	29,370	30,048
57	Total regulatory adjustments to tier 2 capital	(521)	(523)
58	Tier 2 capital	28,849	29,525
59	Total capital	178,148	176,610
60	Total risk-weighted assets	862,652	865,467
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.3	14.2
62	Tier 1 ratio	17.3	17.0
63	Total capital ratio	20.7	20.4

*	The references in this table identify the lines prescribed in the relevant EBA template.

26	HSBC Holdings plc Earnings Release 3Q18

Capital
At 30 September 2018, our common equity tier 1 (‘CET1’) capital ratio increased to 14.3% from 14.2% at 30 June 2018.
CET1 capital increased in the quarter by $0.3bn, mainly as a result of $1.8bn of capital generation through profits, net of cash and scrip dividends.
This increase was partly offset by:

•	$1.0bn of unfavourable foreign currency translation differences; and

•	a $0.6bn decrease in FVOCI reserve and an increase in deduction for intangible assets.
Our 2018 Pillar 2A requirement, as per the Prudential Regulation Authority’s (‘PRA’) Individual Capital Guidance based on a point in time assessment, is 2.9% of RWAs, of which 1.6% is met by CET1.

Leverage

Leverage ratio
		At
		30 Sep	30 Jun
		2018	2018
Ref*		$bn	$bn
20	Tier 1 capital	145.7	143.5
21	Total leverage ratio exposure	2,676.4	2,664.1
		%	%
22	Leverage ratio	5.4	5.4
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	2,448.3	2,467.4
		%	%
	UK leverage ratio – quarterly average	5.9	5.9
	UK leverage ratio – quarter end	5.9	5.9

*	The references in this table identify the lines prescribed in the relevant EBA template.
Our leverage ratio calculated in accordance with CRD IV was 5.4% at 30 September 2018, unchanged from 5.4% at 30 June 2018.
The Group’s UK leverage ratio at 30 September 2018 was 5.9%. This measure excludes qualifying central bank balances from the calculation of exposure.
At 30 September 2018, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.5% and a countercyclical leverage ratio buffer of 0.2%. These additional buffers translated into capital values of $13.0bn and $3.9bn respectively. We exceeded these leverage requirements.

HSBC Holdings plc Earnings Release 3Q18	27

Earnings Release – 3Q18

Risk-weighted assets

Overview of RWAs
		30 Sep	30 Jun	30 Sep
		2018	2018	2018
		RWA	RWA	Capital requirement[8]
Ref*		$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)	632.6	634.3	50.6
2	– standardised approach	127.4	128.4	10.2
3	– foundation Internal Ratings Based (‘IRB’) approach	29.9	29.1	2.4
4	– advanced IRB approach	475.3	476.8	38.0
6	Counterparty credit risk	47.6	47.5	3.8
7	– mark-to-market	25.0	24.8	2.0
10	– internal model method	16.2	16.5	1.3
11	– risk exposure amount for contributions to the default fund of a central counterparty	0.6	0.5	—
12	– credit valuation adjustment	5.8	5.7	0.5
13	Settlement risk	0.2	0.1	—
14	Securitisation exposures in the non-trading book	9.0	9.0	0.7
15	– IRB ratings based method	5.1	5.1	0.4
17	– IRB internal assessment approach	1.6	1.6	0.1
18	– standardised approach	2.3	2.3	0.2
19	Market risk	34.9	37.0	2.8
20	– standardised approach	5.1	5.5	0.4
21	– internal models approach	29.8	31.5	2.4
23	Operational risk	92.7	92.7	7.4
25	– standardised approach	92.7	92.7	7.4
27	Amounts below the thresholds for deduction (subject to 250% risk weight)	45.7	44.9	3.7
29	Total	862.7	865.5	69.0

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 30.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	97.7	293.4	170.4	13.1	112.7	687.3
Counterparty credit risk	—	—	45.5	0.3	2.0	47.8
Market risk	—	—	30.8	—	4.1	34.9
Operational risk	27.3	23.7	30.8	2.9	8.0	92.7
At 30 Sep 2018	125.0	317.1	277.5	16.3	126.8	862.7

RWAs by geographical region
		Europe	Asia	MENA	North America	Latin America	Total
	Footnote	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		217.5	289.1	47.0	104.7	29.0	687.3
Counterparty credit risk		27.6	9.4	1.1	8.3	1.4	47.8
Market risk	9	23.7	25.2	2.2	7.0	1.0	34.9
Operational risk		28.9	37.1	7.1	12.1	7.5	92.7
At 30 Sep 2018		297.7	360.8	57.4	132.1	38.9	862.7
For footnote, see page 30.

28	HSBC Holdings plc Earnings Release 3Q18

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2018	124.1	315.1	251.3	17.0	121.0	37.0	865.5
Asset size	1.3	7.4	(1.2)	(0.7)	3.2	(2.1)	7.9
Asset quality	(0.1)	0.7	(1.2)	—	(0.3)	—	(0.9)
Model updates	0.6	—	—	—	—	—	0.6
Methodology and policy	(0.2)	(3.3)	(0.9)	—	(0.6)	—	(5.0)
Foreign exchange movements	(0.7)	(2.8)	(1.3)	—	(0.6)	—	(5.4)
Total RWA movement	0.9	2.0	(4.6)	(0.7)	1.7	(2.1)	(2.8)
RWAs at 30 Sep 2018	125.0	317.1	246.7	16.3	122.7	34.9	862.7

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2018	274.9	340.1	54.9	122.8	35.8	37.0	865.5
Asset size	4.2	0.9	1.1	1.2	2.6	(2.1)	7.9
Asset quality	0.1	(1.9)	0.3	0.8	(0.2)	—	(0.9)
Model updates	0.2	0.4	—	—	—	—	0.6
Methodology and policy	(3.4)	(1.4)	(0.1)	(0.1)	—	—	(5.0)
Foreign exchange movements	(2.0)	(2.5)	(1.0)	0.4	(0.3)	—	(5.4)
Total RWA movement	(0.9)	(4.5)	0.3	2.3	2.1	(2.1)	(2.8)
RWAs at 30 Sep 2018	274.0	335.6	55.2	125.1	37.9	34.9	862.7
RWAs
RWAs decreased by $2.8bn during the third quarter, including a decrease of $5.4bn due to foreign currency translation differences. The $2.6bn increase (excluding foreign currency translation differences) was primarily due to an increase in asset size of $7.9bn less a decrease of $5.0bn due to methodology and policy changes.
The following comments describe RWA movements for the three-month period to 30 September 2018, excluding foreign currency translation differences.
Asset size
Asset size movements were principally driven by growth in lending and trade receivables in CMB, which increased RWAs by $7.4bn mainly in Europe, Asia and North America. The Corporate Centre increase of $3.2bn included movement in other assets, and growth in BSM activities and securitisation positions.
This growth was partly offset by a $2.1bn reduction in market risk due to lower holdings, lower volatility and changes in the mix of exposure.
Methodology and policy
The $5.0bn decrease reported in internal updates derived from management initiatives, predominantly taking the form of improved collateral recognition.

RWA flow statements of credit risk exposures under IRB approach[10]
		RWA	Capital requirement[8]
Ref*		$bn	$bn
1	RWAs at 1 Jul 2018	505.9	40.5
2	Asset size	6.3	0.5
3	Asset quality	(0.5)	—
4	Model updates	0.6	—
5	Methodology and policy	(3.3)	(0.3)
7	Foreign exchange movements	(3.8)	(0.3)
9	RWAs at 30 Sep 2018	505.2	40.4

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 30.
RWAs under the internal ratings based (‘IRB’) approach decreased by $0.7bn in the third quarter of the year, including a decrease of $3.8bn due to foreign currency translation differences.
The $3.1bn increase in RWAs (excluding foreign currency translation differences) was mainly due to $6.3bn growth principally in the corporate portfolio in Europe and North America. This was partly offset by $3.3bn changes in methodology and policy, mainly taking the form of improved collateral recognition.

HSBC Holdings plc Earnings Release 3Q18	29

Earnings Release – 3Q18

RWA flow statements of counterparty credit risk exposures under the IMM
		RWA	Capital requirement[8]
Ref*		$bn	$bn
1	RWAs at 1 Jul 2018	20.9	1.7
2	Asset size	(0.4)	—
9	RWAs at 30 Sep 2018	20.5	1.7

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 30.
RWAs under the internal models method (‘IMM’) decreased by $0.4bn, mainly as a result of lower exposures in Asia.

RWA flow statements of market risk exposures under the IMA
		VaR	Stressed VaR	IRC	Other	Total RWA	Capital requirement[8]
Ref*		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Jul 2018	7.0	11.8	9.5	3.2	31.5	2.6
2	Movement in risk levels	(0.1)	(1.1)	(0.9)	0.4	(1.7)	(0.2)
8	RWAs at 30 Sep 2018	6.9	10.7	8.6	3.6	29.8	2.4

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 30.
RWAs under the internal models approach (‘IMA’) decreased by $1.7bn due to:

•	lower holdings and volatility, which decreased value at risk (‘VaR’) and stressed VaR by $0.1bn and $1.1bn respectively; and

•	changes in the mix of exposure subject to incremental risk charge (‘IRC’), which reduced RWAs by $0.9bn.

Footnotes to capital, leverage and risk-weighted assets
1	Figures presented as reported under IAS 39 at 31 December 2017.
2	Capital figures and ratios are reported on the CRD IV transitional basis for additional tier 1 and tier 2 capital in accordance with articles 484-92 of the Capital Requirements Regulation.
3	Total capital requirement is defined as the sum of Pillar 1 and Pillar 2A capital requirements set by the PRA.
4	The minimum requirements represent the total capital requirement to be met by CET1.
5	Leverage ratio is calculated using the CRD IV end-point basis for additional tier 1 capital.
6	The EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation do not apply to liquidity coverage measures.
7	LCR is calculated as at the end of each period rather than using average values.
8	‘Capital requirement’ represents the minimum capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.
9	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
10	Securitisation positions are not included in this table.

30	HSBC Holdings plc Earnings Release 3Q18

Summary information – global businesses

HSBC adjusted profit before tax
	Nine months ended 30 Sep 2018
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	16,825	11,189	12,449	1,361	(448)	41,376
of which: net interest income/(expense)	11,764	7,892	3,827	668	(1,417)	22,734
Change in expected credit losses and other credit impairment (charges)/recoveries	(838)	(295)	90	16	113	(914)
Net operating income/(expense)	15,987	10,894	12,539	1,377	(335)	40,462
Total operating expenses	(10,282)	(4,895)	(7,160)	(1,092)	(679)	(24,108)
Operating profit/(loss)	5,705	5,999	5,379	285	(1,014)	16,354
Share of profit in associates and joint ventures	21	—	—	—	1,957	1,978
Adjusted profit before tax	5,726	5,999	5,379	285	943	18,332
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	31.2	32.7	29.3	1.6	5.1	100.0
Adjusted cost efficiency ratio	61.1	43.7	57.5	80.2	(151.6)	58.3

	Nine months ended 30 Sep 2017
Net operating income before loan impairment charges and other credit risk provisions	15,332	9,893	12,002	1,309	1,142	39,678
of which: net interest income/(expense)	10,414	6,720	3,454	615	(131)	21,072
Loan impairment (charges)/recoveries and other credit risk provisions	(793)	(286)	(85)	(17)	95	(1,086)
Net operating income	14,539	9,607	11,917	1,292	1,237	38,592
Total operating expenses	(9,464)	(4,424)	(6,874)	(1,092)	(924)	(22,778)
Operating profit	5,075	5,183	5,043	200	313	15,814
Share of profit in associates and joint ventures	2	—	—	—	1,882	1,884
Adjusted profit before tax	5,077	5,183	5,043	200	2,195	17,698
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	28.7	29.3	28.5	1.1	12.4	100.0
Adjusted cost efficiency ratio	61.7	44.7	57.3	83.4	80.9	57.4

HSBC Holdings plc Earnings Release 3Q18	31

Earnings Release – 3Q18

HSBC adjusted profit before tax (continued)
	Quarter ended 30 Sep 2018
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	5,760	3,750	4,184	432	(285)	13,841
of which: net interest income/(expense)	4,103	2,703	1,338	222	(686)	7,680
Change in expected credit losses and other credit impairment (charges)/recoveries	(295)	(240)	(7)	12	23	(507)
Net operating income/(expense)	5,465	3,510	4,177	444	(262)	13,334
Total operating expenses	(3,373)	(1,622)	(2,366)	(349)	(28)	(7,738)
Operating profit/(loss)	2,092	1,888	1,811	95	(290)	5,596
Share of profit in associates and joint ventures	4	—	—	—	593	597
Adjusted profit before tax	2,096	1,888	1,811	95	303	6,193
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	33.8	30.5	29.2	1.5	4.9	100.0
Adjusted cost efficiency ratio	58.6	43.3	56.5	80.8	(9.8)	55.9

	Quarter ended 30 June 2018
Net operating income/(expense) before loan impairment charges and other credit risk provisions	5,283	3,648	4,002	443	(48)	13,328
of which: net interest income/(expense)	3,787	2,608	1,270	220	(452)	7,433
Change in expected credit losses and other credit impairment (charges)/recoveries	(230)	(108)	120	1	2	(215)
Net operating income/(expense)	5,053	3,540	4,122	444	(46)	13,113
Total operating expenses	(3,351)	(1,578)	(2,318)	(368)	(284)	(7,899)
Operating profit/(loss)	1,702	1,962	1,804	76	(330)	5,214
Share of profit in associates and joint ventures	14	—	—	—	731	745
Adjusted profit before tax	1,716	1,962	1,804	76	401	5,959
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	28.8	32.9	30.3	1.3	6.7	100.0
Adjusted cost efficiency ratio	63.4	43.3	57.9	83.1	(591.7)	59.3

	Quarter ended 30 Sep 2017
Net operating income before loan impairment charges and other credit risk provisions	5,049	3,271	3,810	434	154	12,718
of which: net interest income/(expense)	3,494	2,297	1,147	208	(234)	6,912
Loan impairment (charges)/recoveries and other credit risk provisions	(228)	(177)	(45)	(16)	37	(429)
Net operating income	4,821	3,094	3,765	418	191	12,289
Total operating expenses	(3,153)	(1,475)	(2,265)	(363)	(327)	(7,583)
Operating profit/(loss)	1,668	1,619	1,500	55	(136)	4,706
Share of profit in associates and joint ventures	13	—	—	—	613	626
Adjusted profit before tax	1,681	1,619	1,500	55	477	5,332
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	31.5	30.4	28.1	1.0	8.9	100.0
Adjusted cost efficiency ratio	62.4	45.1	59.4	83.6	212.3	59.6

32	HSBC Holdings plc Earnings Release 3Q18

Global Private Banking – reported client assets[4]
	Quarter ended
	30 Sep	30 Jun	30 Sep
	2018	2018	2017
	$bn	$bn	$bn
Opening balance	330	331	316
Net new money	2	3	3
– of which: areas targeted for growth	2	4	5
Value change	(3)	(1)	5
Disposals	—	—	(1)
Exchange and other	(3)	(3)	4
Closing balance	326	330	327
For footnotes, see page 36.

Global Private Banking – reported client assets by geography[4]
		Quarter ended
		30 Sep	30 Jun	30 Sep
		2018	2018	2017
	Footnote	$bn	$bn	$bn
Europe		158	161	158
Asia		129	131	128
North America		39	38	41
Latin America		—	—	—
Middle East	5	—	—	—
Closing balance		326	330	327
For footnotes, see page 36.

HSBC Holdings plc Earnings Release 3Q18	33

Earnings Release – 3Q18

Summary information – geographical regions

HSBC reported profit/(loss) before tax
		Nine months ended 30 Sep 2018
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		5,212	11,976	1,332	2,632	1,450	178	22,780
Net fee income		3,086	4,477	463	1,397	370	—	9,793
Net income from financial instruments held for trading or managed on a fair value basis	2, 3	3,048	3,070	197	651	523	(4)	7,485
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2	(36)	(14)	—	—	6	—	(44)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2	696	(26)	2	30	17	(178)	541
Other income/(expense)	1, 3	1,702	2,418	25	442	(247)	(3,810)	530
Net operating income before change in expected credit losses and other credit impairment charges		13,708	21,901	2,019	5,152	2,119	(3,814)	41,085
Change in expected credit losses and other credit impairment charges/(recoveries)		(187)	(405)	(203)	264	(383)	—	(914)
Net operating income		13,521	21,496	1,816	5,416	1,736	(3,814)	40,171
Total operating expenses		(12,798)	(9,263)	(1,009)	(4,907)	(1,352)	3,814	(25,515)
Operating profit		723	12,233	807	509	384	—	14,656
Share of profit in associates and joint ventures		21	1,606	351	—	—	—	1,978
Profit before tax		744	13,839	1,158	509	384	—	16,634
		%	%	%	%	%		%
Share of HSBC’s profit before tax		4.5	83.2	6.9	3.1	2.3		100.0
Cost efficiency ratio		93.4	42.3	50.0	95.2	63.8		62.1

		Nine months ended 30 Sep 2017
Net interest income		5,286	10,331	1,312	2,593	1,547	(165)	20,904
Net fee income		3,204	4,267	470	1,418	387	—	9,746
Net income from financial instruments held for trading or managed on a fair value basis	2, 3	3,066	2,220	154	374	347	165	6,326
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2	587	1,576	—	—	47	—	2,210
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other income/(expense)	1, 3	1,294	1,043	86	530	54	(3,049)	(42)
Net operating income before loan impairment charges and other credit risk provisions		13,437	19,437	2,022	4,915	2,382	(3,049)	39,144
Loan impairment charges and other credit risk provisions		(152)	(544)	(175)	158	(398)	—	(1,111)
Net operating income		13,285	18,893	1,847	5,073	1,984	(3,049)	38,033
Total operating expenses		(12,791)	(8,663)	(1,037)	(3,997)	(1,550)	3,049	(24,989)
Operating profit		494	10,230	810	1,076	434	—	13,044
Share of profit in associates and joint ventures		28	1,429	358	4	—	—	1,819
Profit before tax		522	11,659	1,168	1,080	434	—	14,863
		%	%	%	%	%		%
Share of HSBC’s profit before tax		3.5	78.4	7.9	7.3	2.9		100.0
Cost efficiency ratio		95.2	44.6	51.3	81.3	65.1		63.8
For footnotes, see page 36.

34	HSBC Holdings plc Earnings Release 3Q18

HSBC reported profit/(loss) before tax (continued)
		Quarter ended 30 Sep 2018
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		1,685	4,155	468	885	411	76	7,680
Net fee income		976	1,338	143	467	102	—	3,026
Net income from financial instruments held for trading or managed on a fair value basis	2, 3	1,122	1,089	50	195	139	7	2,602
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2	105	65	—	—	8	—	178
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2	272	(10)	3	11	7	(87)	196
Other income/(expense)	1, 3	677	752	(1)	182	(144)	(1,350)	116
Net operating income before change in expected credit losses and other credit impairment charges		4,837	7,389	663	1,740	523	(1,354)	13,798
Change in expected credit losses and other credit impairment charges/(recoveries)		—	(289)	(100)	30	(148)	—	(507)
Net operating income		4,837	7,100	563	1,770	375	(1,354)	13,291
Total operating expenses		(4,206)	(3,153)	(323)	(1,303)	(335)	1,354	(7,966)
Operating profit		631	3,947	240	467	40	—	5,325
Share of profit in associates and joint ventures		3	512	82	—	—	—	597
Profit before tax		634	4,459	322	467	40	—	5,922
		%	%	%	%	%		%
Share of HSBC’s profit before tax		10.7	75.3	5.4	7.9	0.7		100.0
Cost efficiency ratio		87.0	42.7	48.7	74.9	64.1		57.7

		Quarter ended 30 Jun 2018
Net interest income		1,788	3,990	403	877	511	75	7,644
Net fee income		1,023	1,461	163	486	127	—	3,260
Net income from financial instruments held for trading or managed on a fair value basis	2, 3	771	1,025	105	244	263	91	2,499
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2	86	(149)	—	—	(4)	—	(67)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2	269	18	(6)	9	2	(64)	228
Other income/(expense)	1, 3	464	860	15	171	(100)	(1,397)	13
Net operating income before loan impairment charges and other credit risk provisions		4,401	7,205	680	1,787	799	(1,295)	13,577
Change in expected credit losses and other credit impairment charges/(recoveries)		(125)	(84)	(99)	187	(116)	—	(237)
Net operating income		4,276	7,121	581	1,974	683	(1,295)	13,340
Total operating expenses		(4,155)	(3,124)	(343)	(1,336)	(503)	1,295	(8,166)
Operating profit		121	3,997	238	638	180	—	5,174
Share of profit in associates and joint ventures		7	615	161	—	—	—	783
Profit before tax		128	4,612	399	638	180	—	5,957
		%	%	%	%	%		%
Share of HSBC’s profit before tax		2.2	77.4	6.7	10.7	3.0		100.0
Cost efficiency ratio		94.4	43.4	50.4	74.8	63.0		60.1

HSBC Holdings plc Earnings Release 3Q18	35

Earnings Release – 3Q18

HSBC reported profit/(loss) before tax (continued)
		Quarter ended 30 Sep 2017
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		1,816	3,566	454	823	537	(69)	7,127
Net fee income		1,029	1,448	154	489	135	—	3,255
Net income from financial instruments held for trading or managed on a fair value basis	2, 3	1,055	703	36	101	130	69	2,094
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2	186	506	—	—	19	—	711
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	2	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other income	1, 3	448	428	16	6	12	(1,119)	(209)
Net operating income before loan impairment charges and other credit risk provisions		4,534	6,651	660	1,419	833	(1,119)	12,978
Loan impairment charges and other credit risk provisions		(171)	(96)	(53)	21	(149)	—	(448)
Net operating income		4,363	6,555	607	1,440	684	(1,119)	12,530
Total operating expenses		(4,430)	(3,023)	(364)	(1,314)	(534)	1,119	(8,546)
Operating profit/(loss)		(67)	3,532	243	126	150	—	3,984
Share of profit in associates and joint ventures		17	497	121	1	—	—	636
Profit/(loss) before tax		(50)	4,029	364	127	150	—	4,620
		%	%	%	%	%		%
Share of HSBC’s profit before tax		(1.1)	87.3	7.9	2.7	3.2		100.0
Cost efficiency ratio		97.7	45.5	55.2	92.6	64.1		65.8

Footnotes to summary information – global businesses and geographical regions
1
Other income in this context comprises where applicable changes in fair value of long-term debt and related derivatives, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

2
The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity’s assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to separately present items in this category which are of a dissimilar nature or function, in line with IAS 1 ‘Presentation of Financial Statements’ requirements. Comparative data have been re-presented. There is no net impact on Total operating income.

3
Prior to 2018, foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018, we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within ‘Net income from financial instruments held for trading or managed on a fair value basis’. Comparative data have been re-presented. There is no net impact on Total operating income and the impact on ‘Changes in fair value of long-term debt and related derivatives’ is $(482)m in 9M17 and $(206)m in 3Q17.

4
Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.

5	‘Middle East’ is an offshore business, therefore client assets are booked across to various regions, primarily in Europe.

36	HSBC Holdings plc Earnings Release 3Q18

Appendix – selected information
Supplementary analysis of significant items by global business is presented below.

Reconciliation of reported and adjusted results – global businesses
		Nine months ended 30 Sep 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue
Reported		16,818	11,235	12,522	1,361	(851)	41,085
Significant items		7	(46)	(73)	—	403	291
– customer redress programmes		—	(46)	—	—	—	(46)
– disposals, acquisitions and investment in new businesses		7	—	—	—	135	142
– fair value movement on financial instruments	1	—	—	(73)	—	268	195
Adjusted		16,825	11,189	12,449	1,361	(448)	41,376
Change in expected credit losses and other credit impairment (charges)/recoveries
Reported		(838)	(295)	90	16	113	(914)
Adjusted		(838)	(295)	90	16	113	(914)
Operating expenses
Reported		(10,457)	(4,906)	(7,077)	(1,195)	(1,880)	(25,515)
Significant items		175	11	(83)	103	1,201	1,407
– costs of structural reform	2	3	5	27	—	265	300
– customer redress programmes		156	6	—	—	—	162
– disposals, acquisitions and investment in new businesses		—	—	—	54	—	54
– restructuring and other related costs		—	—	—	7	44	51
– settlements and provisions in connection with legal and regulatory matters		16	—	(110)	42	892	840
Adjusted		(10,282)	(4,895)	(7,160)	(1,092)	(679)	(24,108)
Share of profit in associates and joint ventures
Reported		21	—	—	—	1,957	1,978
Adjusted		21	—	—	—	1,957	1,978
Profit/(loss) before tax
Reported		5,544	6,034	5,535	182	(661)	16,634
Significant items		182	(35)	(156)	103	1,604	1,698
– revenue		7	(46)	(73)	—	403	291
– operating expenses		175	11	(83)	103	1,201	1,407
Adjusted		5,726	5,999	5,379	285	943	18,332
Loans and advances to customers (net)
Reported		356,453	332,649	250,674	39,210	2,474	981,460
Adjusted		356,453	332,649	250,674	39,210	2,474	981,460
Customer accounts
Reported		636,603	352,477	285,525	63,717	7,053	1,345,375
Adjusted		636,603	352,477	285,525	63,717	7,053	1,345,375

1	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

2
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

HSBC Holdings plc Earnings Release 3Q18	37

Earnings Release – 3Q18

Reconciliation of reported and adjusted results – global businesses (continued)
		Nine months ended 30 Sep 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue
Reported		15,462	9,754	11,361	1,303	1,264	39,144
Currency translation		106	139	287	27	27	586
Significant items		(236)	—	354	(21)	(149)	(52)
– customer redress programmes		3	—	—	—	—	3
– disposal, acquisitions and investment in new businesses		(239)	—	—	(20)	(94)	(353)
– fair value movement on financial instruments	1	—	—	340	—	(50)	290
– currency translation on significant items		—	—	14	(1)	(5)	8
Adjusted		15,332	9,893	12,002	1,309	1,142	39,678
LICs
Reported		(794)	(306)	(86)	(17)	92	(1,111)
Currency translation		1	20	1	—	3	25
Adjusted		(793)	(286)	(85)	(17)	95	(1,086)
Operating expenses
Reported		(9,983)	(4,382)	(6,398)	(1,074)	(3,152)	(24,989)
Currency translation		(124)	(63)	(181)	(24)	(97)	(489)
Significant items		643	21	(295)	6	2,325	2,700
– costs of structural reform	2	—	—	4	—	285	289
– costs to achieve		224	20	143	5	1,955	2,347
– customer redress programmes		383	—	—	—	—	383
– disposals, acquisitions and investment in new businesses		—	—	—	1	13	14
– settlements and provisions in connection with legal and regulatory matters		—	—	(426)	—	—	(426)
– currency translation on significant items		36	1	(16)	—	72	93
Adjusted		(9,464)	(4,424)	(6,874)	(1,092)	(924)	(22,778)
Share of profit in associates and joint ventures
Reported		2	—	—	—	1,817	1,819
Currency translation		—	—	—	—	65	65
Adjusted		2	—	—	—	1,882	1,884
Profit before tax
Reported		4,687	5,066	4,877	212	21	14,863
Currency translation		(17)	96	107	3	(2)	187
Significant items		407	21	59	(15)	2,176	2,648
– revenue		(236)	—	354	(21)	(149)	(52)
– operating expenses		643	21	(295)	6	2,325	2,700
Adjusted		5,077	5,183	5,043	200	2,195	17,698
Loans and advances to customers (net)
Reported		337,012	316,409	245,504	39,116	7,127	945,168
Currency translation		(7,782)	(7,309)	(4,673)	(314)	(96)	(20,174)
Adjusted		329,230	309,100	240,831	38,802	7,031	924,994
Customer accounts
Reported		628,917	351,495	273,281	67,794	15,634	1,337,121
Currency translation		(11,272)	(6,123)	(5,796)	(517)	(406)	(24,114)
Adjusted		617,645	345,372	267,485	67,277	15,228	1,313,007

1	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

2
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

38	HSBC Holdings plc Earnings Release 3Q18

Supplementary analysis of significant items by global business is presented below.

Reconciliation of reported and adjusted results – global businesses
		Quarter ended 30 Sep 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue
Reported		5,760	3,750	4,192	432	(336)	13,798
Significant items		—	—	(8)	—	51	43
– fair value movement on financial instruments	1	—	—	(8)	—	51	43
Adjusted		5,760	3,750	4,184	432	(285)	13,841
Change in expected credit losses and other credit impairment (charges)/recoveries
Reported		(295)	(240)	(7)	12	23	(507)
Adjusted		(295)	(240)	(7)	12	23	(507)
Operating expenses
Reported		(3,437)	(1,625)	(2,375)	(408)	(121)	(7,966)
Significant items		64	3	9	59	93	228
– costs of structural reform	2	2	3	11	—	73	89
– customer redress programmes		62	—	—	—	—	62
– disposals, acquisitions and investment in new businesses		—	—	—	51	—	51
– restructuring and other related costs		—	—	—	7	20	27
– settlements and provisions in connection with legal and regulatory matters		—	—	(2)	1	—	(1)
Adjusted		(3,373)	(1,622)	(2,366)	(349)	(28)	(7,738)
Share of profit in associates and joint ventures
Reported		4	—	—	—	593	597
Adjusted		4	—	—	—	593	597
Profit before tax
Reported		2,032	1,885	1,810	36	159	5,922
Significant items		64	3	1	59	144	271
– revenue		—	—	(8)	—	51	43
– operating expenses		64	3	9	59	93	228
Adjusted		2,096	1,888	1,811	95	303	6,193
Loans and advances to customers (net)
Reported		356,453	332,649	250,674	39,210	2,474	981,460
Adjusted		356,453	332,649	250,674	39,210	2,474	981,460
Customer accounts
Reported		636,603	352,477	285,525	63,717	7,053	1,345,375
Adjusted		636,603	352,477	285,525	63,717	7,053	1,345,375

1	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

2
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

HSBC Holdings plc Earnings Release 3Q18	39

Earnings Release – 3Q18

Reconciliation of reported and adjusted results – global businesses (continued)
		Quarter ended 30 Jun 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue
Reported		5,389	3,786	4,152	447	(197)	13,577
Currency translation		(113)	(94)	(116)	(4)	(33)	(360)
Significant items		7	(44)	(34)	—	182	111
– customer redress programmes		—	(46)	—	—	—	(46)
– disposals, acquisitions and investment in new businesses		7	—	—	—	23	30
– fair value movement on financial instruments	1	—	—	(35)	—	159	124
– currency translation on significant items		—	2	1	—	—	3
Adjusted		5,283	3,648	4,002	443	(48)	13,328
ECL
Reported		(240)	(119)	119	1	2	(237)
Currency translation		10	11	1	—	—	22
Adjusted		(230)	(108)	120	1	2	(215)
Operating expenses
Reported		(3,447)	(1,628)	(2,315)	(372)	(404)	(8,166)
Currency translation		95	43	63	3	24	228
Significant items		1	7	(66)	1	96	39
– costs of structural reform	2	—	1	9	—	75	85
– customer redress programmes		1	6	—	—	—	7
– disposals, acquisitions and investment in new businesses		—	—	—	1	—	1
– restructuring and other related costs		—	—	—	—	4	4
– settlements and provisions in connection with legal and regulatory matters		—	—	(75)	—	19	(56)
– currency translation on significant items		—	—	—	—	(2)	(2)
Adjusted		(3,351)	(1,578)	(2,318)	(368)	(284)	(7,899)
Share of profit in associates and joint ventures
Reported		14	—	—	—	769	783
Currency translation		—	—	—	—	(38)	(38)
Adjusted		14	—	—	—	731	745
Profit before tax
Reported		1,716	2,039	1,956	76	170	5,957
Currency translation		(8)	(40)	(52)	(1)	(47)	(148)
Significant items		8	(37)	(100)	1	278	150
– revenue		7	(44)	(34)	—	182	111
– operating expenses		1	7	(66)	1	96	39
Adjusted		1,716	1,962	1,804	76	401	5,959
Loans and advances to customers (net)
Reported		351,114	329,300	250,058	40,902	2,069	973,443
Currency translation		(2,246)	(2,380)	(1,773)	64	(23)	(6,358)
Adjusted		348,868	326,920	248,285	40,966	2,046	967,085
Customer accounts
Reported		635,598	355,650	291,711	63,593	9,755	1,356,307
Currency translation		(3,024)	(1,671)	(2,602)	(41)	(64)	(7,402)
Adjusted		632,574	353,979	289,109	63,552	9,691	1,348,905

1	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

2
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

40	HSBC Holdings plc Earnings Release 3Q18

Reconciliation of reported and adjusted results – global businesses (continued)
		Quarter ended 30 Sep 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue
Reported		5,180	3,347	3,813	445	193	12,978
Currency translation		(134)	(76)	(68)	(3)	(33)	(314)
Significant items		3	—	65	(8)	(6)	54
– customer redress programmes		3	—	—	—	—	3
– disposals, acquisitions and investment in new businesses		—	—	—	(8)	13	5
– fair value movement on financial instruments	1	—	—	65	—	(20)	45
– currency translation on significant items		—	—	—	—	1	1
Adjusted		5,049	3,271	3,810	434	154	12,718
LICs
Reported		(238)	(188)	(45)	(16)	39	(448)
Currency translation		10	11	—	—	(2)	19
Adjusted		(228)	(177)	(45)	(16)	37	(429)
Operating expenses
Reported		(3,366)	(1,524)	(2,243)	(370)	(1,043)	(8,546)
Currency translation		104	40	32	3	22	201
Significant items		109	9	(54)	4	694	762
– costs of structural reform	2	—	—	3	—	106	109
– costs to achieve		27	8	46	3	593	677
– customer redress programmes		84	—	—	—	—	84
– disposals, acquisitions and investment in new businesses		—	—	—	1	3	4
– settlements and provisions in connection with legal and regulatory matters		—	—	(104)	—	—	(104)
– currency translation on significant items		(2)	1	1	—	(8)	(8)
Adjusted		(3,153)	(1,475)	(2,265)	(363)	(327)	(7,583)
Share of profit in associates and joint ventures
Reported		13	—	—	—	623	636
Currency translation		—	—	—	—	(10)	(10)
Adjusted		13	—	—	—	613	626
Profit/(loss) before tax
Reported		1,589	1,635	1,525	59	(188)	4,620
Currency translation		(20)	(25)	(36)	—	(23)	(104)
Significant items		112	9	11	(4)	688	816
– revenue		3	—	65	(8)	(6)	54
– operating expenses		109	9	(54)	4	694	762
Adjusted		1,681	1,619	1,500	55	477	5,332
Loans and advances to customers (net)
Reported		337,012	316,409	245,504	39,116	7,127	945,168
Currency translation		(7,782)	(7,309)	(4,673)	(314)	(96)	(20,174)
Adjusted		329,230	309,100	240,831	38,802	7,031	924,994
Customer accounts
Reported		628,917	351,495	273,281	67,794	15,634	1,337,121
Currency translation		(11,272)	(6,123)	(5,796)	(517)	(406)	(24,114)
Adjusted		617,645	345,372	267,485	67,277	15,228	1,313,007

1	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

2
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

HSBC Holdings plc Earnings Release 3Q18	41

Earnings Release – 3Q18

Reconciliation of reported and adjusted risk-weighted assets
	At 30 Sep 2018
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	125.0	317.1	277.5	16.3	126.8	862.7
Disposals	—	—	—	—	(2.7)	(2.7)
– Brazil operations	—	—	—	—	(2.7)	(2.7)
Adjusted	125.0	317.1	277.5	16.3	124.1	860.0

	At 30 Jun 2018
Risk-weighted assets
Reported	124.1	315.1	284.5	17.0	124.8	865.5
Currency translation	(0.8)	(2.8)	(1.2)	—	(0.6)	(5.4)
Disposals	—	—	—	—	(2.7)	(2.7)
– Brazil operations	—	—	—	—	(2.7)	(2.7)
Adjusted	123.3	312.3	283.3	17.0	121.5	857.4

	At 30 Sep 2017
Risk-weighted assets
Reported	121.2	298.4	305.0	16.4	147.6	888.6
Currency translation	(2.7)	(7.5)	(4.0)	(0.1)	(1.6)	(15.9)
Disposals	—	—	—	—	(5.2)	(5.2)
– Brazil operations	—	—	—	—	(5.2)	(5.2)
Adjusted	118.5	290.9	301.0	16.3	140.8	867.5

42	HSBC Holdings plc Earnings Release 3Q18

Reconciliation of reported and adjusted results – geographical regions
		Nine months ended 30 Sep 2018
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported	1	13,708	21,901	2,019	5,152	2,119	41,085	10,726	13,870
Significant items		200	(37)	(1)	96	33	291	202	11
– customer redress programmes		(46)	—	—	—	—	(46)	(46)	—
– disposals, acquisitions and investment in new businesses		—	—	—	103	39	142	—	—
– fair value movement on financial instruments	2	246	(37)	(1)	(7)	(6)	195	248	11
Adjusted	1	13,908	21,864	2,018	5,248	2,152	41,376	10,928	13,881
ECL
Reported		(187)	(405)	(203)	264	(383)	(914)	(112)	(112)
Adjusted		(187)	(405)	(203)	264	(383)	(914)	(112)	(112)
Operating expenses
Reported	1	(12,798)	(9,263)	(1,009)	(4,907)	(1,352)	(25,515)	(10,130)	(4,831)
Significant items		428	8	—	971	—	1,407	281	8
– costs of structural reform	3	295	5	—	—	—	300	253	5
– customer redress programmes		162	—	—	—	—	162	162	—
– disposals, acquisitions and investment in new businesses		54	—	—	—	—	54	—	—
– restructuring and other related costs		40	3	—	8	—	51	32	3
– settlements and provisions in connection with legal and regulatory matters		(123)	—	—	963	—	840	(166)	—
Adjusted	1	(12,370)	(9,255)	(1,009)	(3,936)	(1,352)	(24,108)	(9,849)	(4,823)
Share of profit in associates and joint ventures
Reported		21	1,606	351	—	—	1,978	21	26
Adjusted		21	1,606	351	—	—	1,978	21	26
Profit before tax
Reported		744	13,839	1,158	509	384	16,634	505	8,953
Significant items		628	(29)	(1)	1,067	33	1,698	483	19
– revenue		200	(37)	(1)	96	33	291	202	11
– operating expenses		428	8	—	971	—	1,407	281	8
Adjusted		1,372	13,810	1,157	1,576	417	18,332	988	8,972
Loans and advances to customers (net)
Reported		380,496	444,168	28,968	106,522	21,306	981,460	295,398	284,956
Adjusted		380,496	444,168	28,968	106,522	21,306	981,460	295,398	284,956
Customer accounts
Reported		502,369	651,772	35,997	131,078	24,159	1,345,375	398,920	478,214
Adjusted		502,369	651,772	35,997	131,078	24,159	1,345,375	398,920	478,214

		Mainland China	US	Mexico
	Footnote	$m	$m	$m
Revenue
Reported		1,458	2,422	1,109
Significant items		—	97	(4)
– disposals, acquisitions and investment in new businesses		—	103	—
– fair value movements on financial instruments	2	—	(6)	(4)
Adjusted		1,458	2,519	1,105

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

3
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

HSBC Holdings plc Earnings Release 3Q18	43

Earnings Release – 3Q18

Reconciliation of reported and adjusted results – geographical regions (continued)
		Nine months ended 30 Sep 2017
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported	1	13,437	19,437	2,022	4,915	2,382	39,144	10,027	12,119
Currency translation	1	885	12	(51)	16	(252)	586	649	(80)
Significant items		35	3	1	(96)	5	(52)	31	(63)
– customer redress programmes		3	—	—	—	—	3	3	—
– disposals, acquisitions and investment in new businesses		(98)	(126)	—	(129)	—	(353)	(78)	(126)
– fair value movement on financial instruments	2	125	126	1	33	5	290	101	63
– currency translation on significant items		5	3	—	—	—	8	5	—
Adjusted		14,357	19,452	1,972	4,835	2,135	39,678	10,707	11,976
LICs
Reported		(152)	(544)	(175)	158	(398)	(1,111)	(112)	(415)
Currency translation		1	3	3	3	15	25	2	3
Adjusted		(151)	(541)	(172)	161	(383)	(1,086)	(110)	(412)
Operating expenses
Reported	1	(12,791)	(8,663)	(1,037)	(3,997)	(1,550)	(24,989)	(10,201)	(4,534)
Currency translation	1	(691)	(22)	38	(10)	172	(489)	(525)	30
Significant items		1,885	457	18	304	36	2,700	1,753	215
– costs of structural reform	3	289	—	—	—	—	289	286	—
– costs to achieve		1,539	456	21	293	38	2,347	1,421	217
– customer redress programmes		383	—	—	—	—	383	383	—
– disposals, acquisitions and investment in new businesses		4	—	—	10	—	14	—	—
– settlements and provisions in connection with legal and regulatory matters		(426)	—	—	—	—	(426)	(426)	—
– currency translation on significant items		96	1	(3)	1	(2)	93	89	(2)
Adjusted	1	(11,597)	(8,228)	(981)	(3,703)	(1,342)	(22,778)	(8,973)	(4,289)
Share of profit in associates and joint ventures
Reported		28	1,429	358	4	—	1,819	27	—
Currency translation		1	64	—	—	—	65	1	—
Adjusted		29	1,493	358	4	—	1,884	28	—
Profit/(loss) before tax
Reported		522	11,659	1,168	1,080	434	14,863	(259)	7,170
Currency translation		196	57	(10)	9	(65)	187	127	(47)
Significant items		1,920	460	19	208	41	2,648	1,784	152
– revenue		35	3	1	(96)	5	(52)	31	(63)
– operating expenses		1,885	457	18	304	36	2,700	1,753	215
Adjusted		2,638	12,176	1,177	1,297	410	17,698	1,652	7,275
Loans and advances to customers (net)
Reported		380,705	410,472	27,864	106,668	19,459	945,168	298,250	259,359
Currency translation		(9,350)	(5,284)	(1,638)	(1,468)	(2,434)	(20,174)	(7,900)	(417)
Adjusted		371,355	405,188	26,226	105,200	17,025	924,994	290,350	258,942
Customer accounts
Reported		489,899	647,667	34,272	143,819	21,464	1,337,121	389,076	473,004
Currency translation		(12,090)	(5,806)	(1,547)	(1,663)	(3,008)	(24,114)	(10,185)	(762)
Adjusted		477,809	641,861	32,725	142,156	18,456	1,313,007	378,891	472,242

		Mainland China	US	Mexico
	Footnote	$m	$m	$m
Revenue
Reported		1,847	3,565	1,597
Currency translation		84	—	(20)
Significant items		2	(101)	5
– disposals, acquisitions and investment in new businesses		—	(129)	—
– fair value movements on financial instruments	2	2	28	5
– currency translation on significant items		—	—	—
Adjusted		1,933	3,464	1,582

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

3
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

44	HSBC Holdings plc Earnings Release 3Q18

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 30 Sep 2018
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported	1	4,837	7,389	663	1,740	523	13,798	3,913	4,715
Significant items		59	(17)	1	—	—	43	59	4
– fair value movement on financial instruments	2	59	(17)	1	—	—	43	59	4
Adjusted	1	4,896	7,372	664	1,740	523	13,841	3,972	4,719
ECL
Reported		—	(289)	(100)	30	(148)	(507)	44	(92)
Adjusted		—	(289)	(100)	30	(148)	(507)	44	(92)
Operating expenses
Reported	1	(4,206)	(3,153)	(323)	(1,303)	(335)	(7,966)	(3,362)	(1,652)
Significant items		215	8	—	5	—	228	146	7
– costs of structural reform	3	86	3	—	—	—	89	75	3
– customer redress programmes		62	—	—	—	—	62	62	—
– disposals, acquisitions and investment in new businesses		51	—	—	—	—	51	—	—
– restructuring and other related costs		19	3	—	5	—	27	11	3
– settlements and provisions in connection with legal and regulatory matters		(3)	2	—	—	—	(1)	(2)	1
Adjusted	1	(3,991)	(3,145)	(323)	(1,298)	(335)	(7,738)	(3,216)	(1,645)
Share of profit in associates and joint ventures
Reported		3	512	82	—	—	597	3	6
Adjusted		3	512	82	—	—	597	3	6
Profit before tax
Reported		634	4,459	322	467	40	5,922	598	2,977
Significant items		274	(9)	1	5	—	271	205	11
– revenue		59	(17)	1	—	—	43	59	4
– operating expenses		215	8	—	5	—	228	146	7
Adjusted		908	4,450	323	472	40	6,193	803	2,988
Loans and advances to customers (net)
Reported		380,496	444,168	28,968	106,522	21,306	981,460	295,398	284,956
Adjusted		380,496	444,168	28,968	106,522	21,306	981,460	295,398	284,956
Customer accounts
Reported		502,369	651,772	35,997	131,078	24,159	1,345,375	398,920	478,214
Adjusted		502,369	651,772	35,997	131,078	24,159	1,345,375	398,920	478,214

		Mainland China	US	Mexico
	Footnote	$m	$m	$m
Revenue
Reported		814	1,284	550
Significant items		1	7	(3)
– disposals, acquisitions and investment in new businesses		—	8	—
– fair value movements on financial instruments	2	1	(1)	(3)
Adjusted		815	1,291	547

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

3
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

HSBC Holdings plc Earnings Release 3Q18	45

Earnings Release – 3Q18

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 30 Jun 2018
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported	1	4,401	7,205	680	1,787	799	13,577	3,332	4,488
Currency translation	1	(188)	(110)	(18)	(5)	(53)	(360)	(162)	2
Significant items		98	(8)	(2)	6	17	111	98	6
– customer redress programmes		(46)	—	—	—	—	(46)	(46)	—
– disposals, acquisitions and investment in new businesses		—	—	—	8	22	30	—	—
– fair value movement on financial instruments	2	141	(8)	(2)	(2)	(5)	124	141	6
– currency translation on significant items		3	—	—	—	—	3	3	—
Adjusted	1	4,311	7,087	660	1,788	763	13,328	3,268	4,496
ECL
Reported		(125)	(84)	(99)	187	(116)	(237)	(99)	(6)
Currency translation		4	4	8	—	6	22	4	—
Adjusted		(121)	(80)	(91)	187	(110)	(215)	(95)	(6)
Operating expenses
Reported	1	(4,155)	(3,124)	(343)	(1,336)	(503)	(8,166)	(3,322)	(1,669)
Currency translation	1	132	63	11	3	33	228	114	(1)
Significant items		17	—	—	22	—	39	(3)	1
– costs of structural reform	3	84	1	—	—	—	85	66	1
– customer redress programmes		7	—	—	—	—	7	7	—
– disposals, acquisitions and investment in new businesses		1	—	—	—	—	1	—	—
– restructuring and other related costs		1	—	—	3	—	4	1	—
– settlements and provisions in connection with legal and regulatory matters		(74)	(1)	—	19	—	(56)	(75)	—
– currency translation on significant items		(2)	—	—	—	—	(2)	(2)	—
Adjusted	1	(4,006)	(3,061)	(332)	(1,311)	(470)	(7,899)	(3,211)	(1,669)
Share of profit in associates and joint ventures
Reported		7	615	161	—	—	783	7	14
Currency translation		—	(38)	—	—	—	(38)	—	—
Adjusted		7	577	161	—	—	745	7	14
Profit/(loss) before tax
Reported		128	4,612	399	638	180	5,957	(82)	2,827
Currency translation		(52)	(81)	1	(2)	(14)	(148)	(44)	1
Significant items		115	(8)	(2)	28	17	150	95	7
– revenue		98	(8)	(2)	6	17	111	98	6
– operating expenses		17	—	—	22	—	39	(3)	1
Adjusted		191	4,523	398	664	183	5,959	(31)	2,835
Loans and advances to customers (net)
Reported		374,264	445,692	29,106	104,361	20,020	973,443	290,469	283,265
Currency translation		(3,517)	(2,598)	(805)	675	(113)	(6,358)	(3,256)	826
Adjusted		370,747	443,094	28,301	105,036	19,907	967,085	287,213	284,091
Customer accounts
Reported		507,066	656,620	34,207	135,736	22,678	1,356,307	404,129	477,728
Currency translation		(4,907)	(2,142)	(845)	728	(236)	(7,402)	(4,530)	1,392
Adjusted		502,159	654,478	33,362	136,464	22,442	1,348,905	399,599	479,120

		Mainland China	US	Mexico
	Footnote	$m	$m	$m
Revenue
Reported		814	1,285	550
Currency translation		(50)	—	13
Significant items		—	6	(3)
– disposals, acquisitions and investment in new businesses		—	8	—
– fair value movements on financial instruments	2	—	(2)	(3)
– currency translation on significant items		—	—	—
Adjusted		764	1,291	560

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

3
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

46	HSBC Holdings plc Earnings Release 3Q18

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 30 Sep 2017
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported	1	4,534	6,651	660	1,419	833	12,978	3,468	4,160
Currency translation	1	(28)	(107)	(35)	(16)	(139)	(314)	(14)	(16)
Significant items		32	(120)	—	142	—	54	33	(119)
– customer redress programmes		3	—	—	—	—	3	3	—
– disposals, acquisitions and investment in new businesses		(8)	(126)	—	139	—	5	—	(126)
– fair value movement on financial instruments	2	37	5	—	3	—	45	30	7
– currency translation on significant items		—	1	—	—	—	1	—	—
Adjusted	1	4,538	6,424	625	1,545	694	12,718	3,487	4,025
LICs
Reported		(171)	(96)	(53)	21	(149)	(448)	(144)	(27)
Currency translation		—	4	3	—	12	19	—	—
Adjusted		(171)	(92)	(50)	21	(137)	(429)	(144)	(27)
Operating expenses
Reported	1	(4,430)	(3,023)	(364)	(1,314)	(534)	(8,546)	(3,542)	(1,584)
Currency translation	1	24	59	25	9	95	201	10	6
Significant items		558	98	4	91	11	762	521	48
– costs of structural reform	3	109	—	—	—	—	109	106	—
– costs to achieve		467	101	6	90	13	677	435	49
– customer redress programmes		84	—	—	—	—	84	84	—
– disposals, acquisitions and investment in new business		2	—	—	2	—	4	—	—
– settlements and provisions in connection with legal and regulatory matters		(104)	—	—	—	—	(104)	(104)	—
– currency translation on significant items		—	(3)	(2)	(1)	(2)	(8)	—	(1)
Adjusted	1	(3,848)	(2,866)	(335)	(1,214)	(428)	(7,583)	(3,011)	(1,530)
Share of profit in associates and joint ventures
Reported		17	497	121	1	—	636	16	12
Currency translation		—	(10)	—	—	—	(10)	—	—
Adjusted		17	487	121	1	—	626	16	12
Profit/(loss) before tax
Reported		(50)	4,029	364	127	150	4,620	(202)	2,561
Currency translation		(4)	(54)	(7)	(7)	(32)	(104)	(4)	(10)
Significant items		590	(22)	4	233	11	816	554	(71)
– revenue		32	(120)	—	142	—	54	33	(119)
– operating expenses		558	98	4	91	11	762	521	48
Adjusted		536	3,953	361	353	129	5,332	348	2,480
Loans and advances to customers (net)
Reported		380,705	410,472	27,864	106,668	19,459	945,168	298,250	259,359
Currency translation		(9,350)	(5,284)	(1,638)	(1,468)	(2,434)	(20,174)	(7,900)	(417)
Adjusted		371,355	405,188	26,226	105,200	17,025	924,994	290,350	258,942
Customer accounts
Reported		489,899	647,667	34,272	143,819	21,464	1,337,121	389,076	473,004
Currency translation		(12,090)	(5,806)	(1,547)	(1,663)	(3,008)	(24,114)	(10,185)	(762)
Adjusted		477,809	641,861	32,725	142,156	18,456	1,313,007	378,891	472,242

		Mainland China	US	Mexico
	Footnote	$m	$m	$m
Revenue
Reported		623	940	585
Currency translation		(13)	—	(35)
Significant items		—	143	—
– disposals, acquisitions and investment in new businesses		—	140	—
– fair value movements on financial instruments	2	—	3	—
– currency translation on significant items		—	—	—
Adjusted		610	1,083	550

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

3
Comprises costs associated with the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

HSBC Holdings plc Earnings Release 3Q18	47

Earnings Release – 3Q18

Terms and abbreviations

3Q18	Third quarter of 2018
2Q18	Second quarter of 2018
3Q17	Third quarter of 2017
9M18	Nine months to 30 September 2018
9M17	Nine months to 30 September 2017
Adjusted RoRWA	Adjusted return on average risk-weighted assets
AFS	Available for sale
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
BSM	Balance Sheet Management
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
CODM	Chief Operating Decision Maker
Corporate Centre
In December 2016, certain functions were combined to create a Corporate Centre. These include Balance Sheet Management, legacy businesses and interests in associates and joint ventures. The Corporate Centre also includes the results of our financing operations, central support costs with associated recoveries and the UK bank levy

Costs to achieve	Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update in June 2015
CRD IV	Capital Requirements Directive IV
D-SIB	Domestic systemically important bank
DPD	Days past due
DVA	Debit value adjustments
EBA	European Banking Authority
ECL	Expected credit losses and other credit impairment charges
FTEs	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GB&M	Global Banking and Markets, a global business
GLCM	Global Liquidity and Cash Management
GMB	Group Management Board
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
GTRF	Global Trade and Receivables Finance
IAS	International Accounting Standards
IFRSs	International Financial Reporting Standards
IMA	Internal Models Approach
IMM	Internal Model Method
IRB	Internal ratings based
IRC	Incremental risk charge
Jaws
The difference between the rate of growth of revenue and the rate of growth of costs. Positive jaws is where the revenue growth rate exceeds the cost growth rate. We calculate this on an adjusted basis

JV	Joint venture
LCR	Liquidity coverage ratio
Legacy credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading portfolios, credit correlation portfolios and derivative transactions entered into directly with monoline insurers

LICs	Loan impairment charges and other credit risk provisions
MENA	Middle East and North Africa
PBT	Profit before tax
POCI	Purchased or originated credit-impaired
PRA	Prudential Regulation Authority (UK)
RBWM	Retail Banking and Wealth Management, a global business
Revenue	Net operating income before ECL/LICs
RMBS	Residential mortgage-backed securities
RoE	Return on equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
ServCo group	Separately incorporated group of service companies planned in response to UK ring-fencing proposals
$m/$bn	United States dollar millions/billions
VaR	Value at risk

Paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/3947F_1-2018-10-28.pdf

48	HSBC Holdings plc Earnings Release 3Q18

Earnings Release – 3Q18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Date: 29 October 2018

49	HSBC Holdings plc Earnings Release 3Q18